FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2006

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporation
QUARTERLY FINANCIAL INFORMATION (ITR)	Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	June 30, 2006

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN APPRECIATION ON THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 – IDENTIFICATION

1 – CVM CODE 01482-6	2 – COMPANY NAME COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	3 - Brazilian Revenue Service Registry of Legal Entities – CNPJ 47.508.411/0001-56
4 – Registration Number – NIRE 35900089901

01.02 - HEAD OFFICE

1 – FULL ADDRESS Avenida Brigadeiro Luís Antônio, 3142	2 - SUBURB OR DISTRICT Jardim Paulista
3 – ZIP CODE 01402-000	4 – MUNICIPALITY SÃO PAULO			5 – STATE SP
6 – AREA CODE 011	7 – TELEPHONE 3886-0533	8 – TELEPHONE	9 – TELEPHONE	10 – TELEX
11 – AREA CODE 011	12 – FAX 3884-7177	13 – FAX	14 - FAX
15 – E-MAIL cbd .ri@paodeacucar.com.br

01.03 – INVESTOR RELATIONS OFFICER (Company Mail Address)

1 – NAME Daniela Sabbag	2 - FULL ADDRESS Av. Brigadeiro Luís Antônio, 3142
3 – SUBURB OR DISTRICT Jardim Paulista	4 - ZIP CODE 01402-000		5 – MUNICIPALITY SÃO PAULO	6 – STATE SP
7 – AREA CODE 011	8 – TELEPHONE 3886-0421	9 – TELEPHONE	10 - TELEPHONE	11 – TELEX
12 - AREA CODE 011	13 – FAX 3884-2677	14 – FAX	15 - FAX
16 - E-MAIL cbd.ri@paodeacucar.com.br

01.04 – GENERAL INFORMATION / INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1-BEGINNING	2-END	3-QUARTER	4-BEGINNING	5-END	6-QUARTER	7-BEGINNING	8-END
1/1/2006	12/31/2006	2	4/1/2006	6/30/2006	1	1/1/2006	3/31/2006
9 - AUDITOR Ernst & Young Auditores Independentes S/S							10-CVM CODE 00471-5
11-NAME OF RESPONSIBLE PARTNER Sergio Ricardo Romani					12-INDIVIDUAL TAXPAYERS' REGISTRATION - CPF 728.647.617-34

01.05 – CAPITAL COMPOSITION

Number of shares (THOUSAND)	Current Quarter 6/30/2006	Prior quarter 3/31/2006	Same quarter in prior year 6/30/2005
Subscribed Capital
1 – Common	49,839,926	49,839,926	49,839,926
2 – Preferred	63,931,453	63,827,990	63,682,313
3 – Total	113,771,379	113,667,916	113,522,239
Treasury Stock
4 – Common	0	0	0
5 – Preferred	0	0	0
6 – Total	0	0	0

01.06 – CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, industrial and others
2 - SITUATION Operating
3 - SHARE CONTROL NATURE Private national
4 - ACTIVITY CODE 1190 – Supermarkets
5 – MAIN ACTIVITY Retail Trade
6 - CONSOLIDATION TYPE Partial
7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS Unqualified

01.07 – COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 – CNPJ	3 – NAME
01	06.048.737/0001-60	NOVA SAPER PARTICIPAÇÕES LTDA
02	04.565.015/0001-58	P.A PUBLICIDADE LTDA.

01.08 – DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 – ITEM	2 – EVENT	3 - DATE APPROVED	4 –YIELD	5 - DATE OF PAYMENT	6 - TYPE OF	7 – YIELD PER
1	Board Meeting	4/27/2006	Dividends	6/23/2006	ON	0.0005168900
2	Board Meeting	4/27/2006	Dividends	6/23/2006	PN	0.0005685700

01.09 – SUBSCRIBED CAPITAL AND ALTERATIONS IN CURRENT YEAR

1 – ITEM	2 – CHANGE DATE	3 - CAPITAL (IN THOUSANDS OF REAIS)	4 - CHANGE AMOUNT (IN THOUSANDS OF REAIS)	5 - CHANGE NATURE	7 - NUMBER OF SHARES ISSUED (THOUSAND)	8 - SHARE PRICE ON SSUE DATE (IN REAIS)
01	4/07/2006	3,687,360	7,120	Stock option subscription	101,400	0.0702200000
02	4/27/2006	3,954,537	267,177	Profit reserve	0	0.0000000000
03	609/2006	3,954,629	92	Stock option subscription	2,063	0.0442400000

01.10 – INVESTOR RELATIONS OFFICER

1 – DATE 8/08/2006	2 – SIGNATURE

02.01 - Balance Sheet - Assets (Thousands of reais)

1 – CODE	2 – Description	3 – 6/30/2006	4 - 3/31/2006
1	Total assets	8,303,676	8,537,979
1.01	Current assets	2,290,488	2,478,767
1.01.01	Cash and cash equiivalents	533,903	756,931
1.01.01.01	Cash and banks	43,393	41,249
1.01.01.02	Financial investments	490,510	715,682
1.01.02	Receivables	853,707	835,433
1.01.02.01	Trade accounts receivable	374,261	359,779
1.01.02.02	Advances to suppliers and employees	37,951	37,995
1.01.02.03	Taxes recoverable	332,186	346,727
1.01.02.04	Deferred income tax	77,728	69,171
1.01.02.05	Other receivables	31,581	21,761
1.01.03	Inventories	865,644	834,393
1.01.04	Other	37,234	52,010
1.01.04.01	Prepaid expenses	37,234	52,010
1.02	Noncurrent assets	1,102,984	1,194,498
1.02.01	Sundry receivables	406,493	456,202
1.02.01.01	Receivables securitization fund	150,348	194,068
1.02.01.02	Deferred income tax	35,096	37,588
1.02.01.03	Judicial deposits	203,910	198,988
1.02.01.04	Other accounts receivable	16,298	24,119
1.02.01.05	Prepaid expenses	841	1,439
1.02.02	Receivables from related companies	696,491	738,296
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiary companies	696,491	738,296
1.02.02.02.01	Relates parties checking account	696,491	738,296
1.02.02.03	Other related companies	0	0
1.02.03	Other	0	0
1.03	Permanent assets	4,910,204	4,864,714
1.03.01	Investments	1,256,095	1,264,147
1.03.01.01	Associated companies	0	0
1.03.01.02	Subsidiary companies	1,256,095	1,264,147
1.03.01.03	Other investments	0	0
1.03.02	Property and equipment	3,249,854	3,180,992
1.03.03	Deferred charges	404,255	419,575

02.02 - Balance Sheet - Liabilities (Thousands of reais)

1 - CODE	2 – Description	3 – 6/30/2006	4 – 3/31/2006
2	Total liabilities and shareholders' equity	8,303,676	8,537,979
2.01	Current liabilities	1,868,367	2,120,013
2.01.01	Loans and financing	400,594	545,138
2.01.02	Debentures	15,066	0
2.01.03	Suppliers	988,972	1,037,133
2.01.04	Taxes, charges and contributions	70,132	70,795
2.01.04.01	Taxes on sales	759	395
2.01.04.02	Tax installments	47,931	47,129
2.01.04.03	Provision for income tax	21,442	23,271
2.01.05	Dividends payable	0	62,053
2.01.06	Provisions	53,237	51,984
2.01.06.01	Provision for net capital deficiency	53,237	51,984
2.01.07	Payables to related companies	5,093	31,451
2.01.07.01	Related parties checking account	5,093	31,451
2.01.08	Other liabilities	335,273	321,459
2.01.08.01	Salaries and related contributions	135,348	114,033
2.01.08.02	Public services	5,011	4,745
2.01.08.03	Rents	23,205	23,602
2.01.08.04	Advertising	5,600	2,463
2.01.08.05	Insurance	1,891	2,285
2.01.08.06	Purchase of assets	60,568	54,062
2.01.08.07	Other accounts payable	103,650	120,269
2.02	Noncurrent liabilities	2,074,553	2,105,423
2.02.01	Loans and financing	301,765	364,874
2.02.02	Debentures	401,490	401,490
2.02.03	Provisions	0	0
2.02.04	Payables to related companies	0	0
2.02.05	Other liabilities	1,371,298	1,339,059
2.02.05.01	Provision for contingencies	1,083,892	1,044,609
2.02.05.02	Tax installments	287,406	294,450
2.03	Deferred income	0	0
2.05	Shareholders' equity	4,360,756	4,312,543
2.05.01	Paid-up capital	3,954,629	3,680,240
2.05.02	Capital reserves	0	0
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Revenue reserves	406,127	632,303
2.05.04.01	Legal	118,797	118,797
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retention of profits	119,788	273,046
2.05.04.06	Special for undistributed dividends	0	0
2.05.04.07	Other	167,542	240,460
2.05.04.07.01	Reserve for expansion	167,542	240,460
2.05.05	Retained earnings/accumulated deficit	0	0

03.01 - STATEMENT OF INCOME FOR THE QUARTER (Thousands of reais)

1 – CODE	2 – DESCRIPTION	3 – 4/1/2006 to 6/30/2006	4 – 1/1/2006 to 6/30/2006	5 – 4/1/2005 to 6/30/2005	6 – 1/1/2005 to 6/30/2005
3.01	Gross sales and/or services	2,861,920	5,656,470	2,666,917	5,455,386
3.02	Deductions	(487,269)	(948,626)	(465,122)	(962,427)
3.03	Net sales and/or services	2,374,651	4,707,844	2,201,795	4,492,959
3.04	Cost of sales and/or services rendered	(1,667,935)	(3,299,818)	(1,539,896)	(3,183,835)
3.05	Gross profit	706,716	1,408,026	661,899	1,309,124
3.06	Operating (expenses) income	(649,405)	(1,275,208)	(572,010)	(1,142,236)
3.06.01	Selling	(420,897)	(836,239)	(364,325)	(728,176)
3.06.02	General and administrative	(74,597)	(146,060)	(71,400)	(146,627)
3.06.03	Financial	(39,571)	(87,316)	(36,184)	(75,996)
3.06.03.01	Financial income	62,170	128,038	95,440	176,471
3.06.03.02	Financial expenses	(101,741)	(215,354)	(131,624)	(252,467)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	(110,281)	(205,917)	(105,499)	(204,219)
3.06.05.01	Other taxes and charges	(11,496)	(21,716)	(9,296)	(17,783)
3.06.05.02	Depreciation and amortization	(97,534)	(185,980)	(95,843)	(187,519)
3.06.05.03	Gain (loss) on investment in subsidiary company	(1,251)	1,779	(360)	1,083
3.06.06	Equity in the results of subsidiary and associated companies	(4,059)	324	5,398	12,782
3.07	Operating profit	57,311	132,818	89,889	166,888
3.08	Nonoperating results	824	8,110	4,829	2,671
3.08.01	Revenue	7,796	21,137	4,829	4,829
3.08.02	Expenses	(6,972)	(13,027)	0	(2,158)
3.09	Income before taxation and profit sharing	58,135	140,928	94,718	169,559
3.10	Provision for income tax and social contribution	(19,903)	(43,174)	(34,593)	(53,561)
3.11	Deferred income tax	5,769	9,418	7,537	9,402
3.12	Statutory profit sharing and contributions	(3,000)	(6,000)	(3,500)	(3,500)
3.12.01	Profit sharing	(3,000)	(6,000)	(3,500)	(3,500)
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on shareholders' equity	0	0	0	0
3.15	Net income/Loss for the period	41,001	101,172	64,162	121,900
	Number of shares, ex-treasury (in thousands)	113,771,379	113,771,379	113,522,239	113,522,239
	Net income per share	0.00036	0.00089	0.00057	0.00107
	Loss per share	0	0	0	0

04.01 - Notes to the Quarterly Financial Information
(All amounts in thousands of reais, except when indicated)

1. Operations

Companhia Brasileira de Distribuição ("Company" or “CBD”) operates primarily as a retailer of food, clothing, home appliances and other products through its chain of hypermarkets, supermarkets, specialized and department stores principally under the trade names "Pão de Açúcar", "Extra", "ABC-Barateiro", "Comprebem", "Extra Eletro" and “Sendas”. At June 30, 2006, the Company had 536 stores in operation (554 stores at March 31, 2006), of which 381 are operated by the Parent Company, and the remaining by its subsidiaries, 6 of them being operated by the subsidiary Novasoc Comercial Ltda., ("Novasoc"), 46 by Sé Supermercados Ltda., ("Sé") and 103 stores by Sendas Distribuidora S.A. ("Sendas Distribuidora").

a) Sendas Distribuidora

Sendas Distribuidora operations began on February 1, 2004 through the Investment and Partnership Agreement, entered into in December 2003 with Sendas S.A. ("Sendas"). This subsidiary concentrates retailing activities of the Company and of Sendas in the entire state of Rio de Janeiro. The Company is performing a restructuring process, in order to increasing profitability through efficiency gains. Several measures were taken already in the fourth quarter of 2005 to reduce operating and corporate expenses, as well as a review of processes and systems. Decrease in operating expenses is a result of the review of processes that seek simplification and rationalization. Therefore, corporate expense decrease was based on scale gains supported by service centralization and sharing.

b) Partnership with Itaú

On July 27, 2004, a Memorandum of Understanding was signed between Banco Itaú Holding Financeira S.A. ("Itaú") and the Company with the objective of setting up Financeira Itaú CBD S.A. ("FIC"). FIC structures and trades financial products, services and related items to CBD customers and has effectively assumed the financing operations to the Company’s clients and its subsidiaries since the third quarter of 2005, on an exclusive basis (see Note 9 (d)). The Company has 50% shareholding of the FIC capital through its subsidiary Miravalles Empreendimentos e ParticipaÇÕes S.A. ("Miravalles").

c) Casino joint venture agreement

On May 3, 2005, the Diniz Group and the Casino Group (headquartered in France) incorporated Vieri ParticipaÇÕes S.A. (Vieri), which became a parent company of CBD, whose control is shared by both group of shareholders.

1. Operations (Continued)

c) Casino joint venture agreement (Continued)

On June 22, 2005, the Groups entered into Shareholders’ Agreements of the Parent Company (Vieri) and CBD, which established that CBD control is exclusively exercised by Vieri.

2. Basis of Preparation and Presentation of the Quarterly Information

The quarterly information is a responsibility of the Company’s management and was prepared in accordance with the accounting practices adopted in Brazil and with the procedures issued by the Brazilian Securities Commission (CVM) and by the Brazilian Institute of Independent Accountants (IBRACON).

As per Official Memorandum CVM/SNC/SEP 01/2006, the Company reclassified the balances under the caption “Redeemable PAFIDC quotas of interest” to “Loans and financing” group of accounts, and additionally, the amounts derived from commercial agreements in the financial statements at December 31, 2005 were reclassified from “Other Receivables” to “Accounts Receivable”.

The quarterly information includes the following supplementary information that management considers significant to the market (See Note 22):

Attachment I – Statement of Cash Flows – prepared based on the indirect method, as from accounting records, in accordance with IBRACON standards.

Attachment II – Statement of Added Value – prepared in accordance with the Brazilian Accounting Standards, supplemented by CVM guidance and recommendations.

Significant accounting practices and consolidation criteria adopted by the Company are shown below:

a) Accounting estimates

Certain assets, liabilities, revenues and expenses are determined on the basis of estimates when preparing the quarterly information. Accordingly, the quarterly information of the Company and the consolidated quarterly information include various estimates, among which are those relating to calculation of allowance for doubtful accounts, depreciation and amortization, asset valuation allowance, realization of deferred taxes, contingencies and other estimates. Actual results may differ from those estimated.

b) Revenues and expenses

Sales are recognized as customers receive the goods. Financial income arising from credit sales is accrued over the credit term. Expenses and costs are recognized on the accruals basis. Volume bonuses and discounts received from suppliers in the form of product are recorded as zero-cost additions to inventories and the benefit recognized as the product is sold. Cost of sales includes warehousing and handling costs.

2. Basis of Preparation and Presentation of the Quarterly Information (Continued)

c) Accounts receivable

Accounts receivable are stated at estimated realizable values. An allowance for doubtful accounts is provided in an amount considered by management to be sufficient to meet probable future losses related to uncollectible accounts.

Customer credit financing is generally for a term of up to 24 months. Interest is recorded and allocated as financial income during the financing period.

The Company securitizes its accounts receivable with a partially owned special purpose entity, the PAFIDC.

d) Inventories

Inventories are carried at the lower of cost or market value. The cost of inventories purchased directly by the stores is based on the last purchase price, which approximates the First In, First Out (FIFO) method. The cost of inventories purchased through the warehouse is recorded at average cost, including warehousing and handling costs.

e) Other current and noncurrent assets

Other assets and receivables are stated at cost, including, when applicable, contractual indexation accruals, net of allowances to reflect realizable amounts, if necessary.

f) Investments

Investments in subsidiaries are accounted for by the equity method, and provision for capital deficiency is recorded, when applicable. Other investments are recorded at acquisition cost.

g) Property and equipment

These assets are shown at acquisition or construction cost, monetarily restated until December 31, 1995, less the related accumulated depreciation, calculated on a straight-line basis at the rates mentioned in Note 10, which take into account the economic useful lives of the assets or the leasing term, whichever is shorter.

Beginning 2005, the Company, following the NBC T 19.5 recommendations, started to account for the amortization of leasehold improvements based on the respective lease contract time limits.

Interest and financial charges on loans and financing obtained from third parties directly or indirectly attributable to the process of purchase, construction and operating expansion, are capitalized during the construction and refurbishment of the Company’s stores in conformity with CVM Deliberation 193. The capitalized interest and financial charges are appropriated to results over the depreciation periods of the corresponding assets.

2. Basis of Preparation and Presentation of the Quarterly Information (Continued)

g) Property and equipment (Continued)

Expenditures for repairs and maintenance that do not significantly extend the useful lives of related asset are charged to expense as incurred. Expenditures that significantly extend the useful lives of existing facilities and equipment are capitalized.

h) Deferred charges

Deferred charges include goodwill paid on the acquisition of investments already added and pre-operating expenses. Goodwill is supported by reports issued by independent experts, based on the expectation of future profitability, and is amortized in accordance with estimated profitability of the acquired businesses over a maximum period of ten years.

Pre-operating expenses are amortized in accordance with the terms described in Note 11 (b).

i) Other current and noncurrent liabilities

These liabilities are stated at known or estimated amounts including, when applicable, accrued charges and interest or foreign exchange variations.

j) Derivative financial instruments

The Company uses derivative financial instruments to reduce its exposure to market risk resulting from fluctuations in interest and foreign currency exchange rates. In the case of asset instruments, these are accounted for at the lower of cost or market value, whichever is the shorter.

k) Income and social contribution taxes

Deferred income and social contribution taxes (subsidiaries) are calculated on tax losses, negative basis of social contribution and timely differences to taxable income. Management expects the realization of deferred tax credit assets over the next 10 years.

l) Provision for contingencies

Provision for contingencies is set up based on legal counsel opinions, in amounts considered sufficient to cover losses and risks considered probable.

As per CVM Ruling 489/05, the Company adopted the concepts established in NPC 22 on Provisions, Liabilities, Gains and Losses on Contingencies when setting up provisions and disclosures on matters regarding litigation and contingencies as per Note 14..

2. Basis of Preparation and Presentation of the Quarterly Information (Continued)

m) Earnings per share

The calculation was made based on the number of outstanding shares at the balance sheet date and as if net income of the period were distributed in its entirety. Earnings may be distributed or used for capital increase purposes, consequently there is no guarantee that they will be paid as dividends.

n) Consolidated quarterly information

The consolidated quarterly information was prepared in conformity with the consolidation principles prescribed by the Brazilian corporate law and CVM Ruling 247, and include the financial statements of the Company and its subsidiaries Novasoc, Sé, Sendas Distribuidora, PAFIDC, Versalhes Comércio de Produtos Eletrônicos Ltda. (“Versalhes”), Auto Posto Sigua Ltda. ("Sigua") and Auto Posto MFP Ltda. ("MFP").

Although the Company’s interest in Novasoc is represented by 10% of Novasoc’s quotas of interest, Novasoc is included in the consolidated financial statements as the Company effectively has control over a 99.98% beneficial interest in Novasoc. The other members have no effective veto or other participating or protective rights. Under the bylaws of Novasoc, the appropriation of its net income need not be proportional to the quotas of interest held in the company. At the shareholders’ meeting on December 29, 2000 it was agreed that the Company would participate in 99.98% of Novasoc’s results.

The subsidiary Sendas Distribuidora was fully consolidated, in accordance with the shareholders’ agreement, which establishes the operating and administrative management by the Company, in addition to its right to appoint and remove executive officers. At June 30, 2006, equity results consider a shareholding of 42.57% of total capital.

Under CVM Ruling 247/96, the financial information of the subsidiaries Nova Saper ParticipaÇÕes Ltda. ("Nova Saper") and P.A. Publicidade Ltda. ("P.A. Publicidade") was not consolidated into the Company’s financial statements, since it does not represent any significant change to the consolidated economic unit.

The proportional investment of the Parent Company in the income of the investee and the balances payable and receivable, revenues and expenses and the unrealized profit originated in transactions between the consolidated companies were eliminated in the consolidated financial statements.

3. Marketable Securities

The marketable securities at June 30, 2006 and March 31, 2006 earn interest mainly at the Interbank Deposit Certificate (CDI) rate.

4. Trade Accounts Receivable

a) Breakdown

	Parent Company			Consolidated

	6.30.2006	3.31.2006	6.30.2006	3.31.2006

Current
Resulting from sales through:
Credit card	96,118	111,062	133,266	145,661
Customer credit financing	448	1,663	508	1,867
Sales vouchers and others	9,533	81	15,952	7,832
Credit sales with post-dated checks	5,325	11,468	8,885	16,691
Accounts receivable - subisidiaries	94,664	90,161	-	-
Allowance for doubtful accounts	(4,862)	(1,672)	(5,696)	(2,223)
Resulting from Commercial Agreements	173,035	147,016	204,345	171,598

	374,261	359,779	357,260	341,426

Accounts receivable - Securitization Fund	-	-	722,034	757,396

Allowance for doubtful accounts	-	-	(11)	(94)

	-	-	722,023	757,302

	374,261	359,779	1,079,283	1,098,728

Noncurrent
Resulting from sales through:
Customer credit financings and others	16,298	24,119	16,298	24,119
Accounts receivable - Paes Mendonça	-	-	309,842	299,359

	16,298	24,119	326,140	323,478

Customer credit financing accrues monthly fixed interest from 3.99% to 4.49% per month (from 3.99% up to 4.49% per month at March 31, 2006), and with payment terms of up to 24 months. Credit card sales related to sales settled by customers with third party credit cards and are normally receivable from the credit card companies in the same number of installments as the customer pays the credit card company, not to exceed 12 months. Sales settled with post-dated checks accrue interest of up to 6.5% per month (6.5% per month at March 31, 2006) for settlement in up to 60 days. Credit sales are recorded net of unearned interest income.

4. Trade Accounts Receivable (Continued)

a) Breakdown (Continued)

Since 2004, the Company has been transferring credit rights to PAFIDC represented by customer credit financing, credit sales with post-dated check and credit card company receivables totaling R$ 1,789,527 at June 30, 2006 (R$ 1,910,558 at March 31, 2006), in which it retained servicing responsibilities and subordinated interests. For the quarter ended June 30, 2006, securitization costs of such receivables amounted to R$ 28,336 (R$ 30,259 at March 31, 2006), recognized as financial expenses. Servicing responsibilities, which are not remunerated, include the assistance by the Company’s collection department to the fund’s administrator in the collection of delinquent credits.

The outstanding balance of these receivables at June 30, 2006 was R$ 722,023 (R$ 757,302 at March 31, 2006), net of allowance for doubtful accounts.

Accounts receivable from subsidiaries (Novasoc, Sé, Sendas Distribuidora, Versalhes, Sigua and MFP) relate to sales of merchandise by the Company, to supply the subsidiaries’ stores. Sales of merchandise by the Company’s warehouses to subsidiaries were substantially carried out at cost.

b) Accounts receivable – Paes Mendonça

In May 1999, the Company leased 25 stores from Paes Mendonça S.A. ("Paes Mendonça"), a retail chain, through its subsidiary, Novasoc. At June 30, 2006, 16 stores were leased pursuant to this agreement and subsequent contract amendments. The operating lease annual rental payments amounted to R$ 2,276 in the quarter (R$ 2,354 at March 31, 2006), including an additional contingent rent based on 0.5% to 2.5% of store revenues.

Accounts receivable - Paes Mendonça - relate to accounts receivable for the payment of liabilities by the subsidiary Novasoc. Pursuant to contractual provisions, these accounts receivable are monetarily restated and guaranteed by Commercial Rights of certain stores currently operated by CBD. Maturity of accounts receivable is linked to lease agreements, mentioned in Note 9 (b) (i).

c) Accounts receivable under commercial agreements

Accounts receivable under commercial agreements result from current sales transactions carried out between the Company and its suppliers.

4. Trade Accounts Receivable (Continued)

d) Allowance for doubtful accounts

The allowance for doubtful accounts is based on average actual losses in previous periods complemented by management's estimate of probable future losses on outstanding receivables:

	Parent Company		Consolidated

	6.30.2006	3.31.2006	6.30.2006	3.31.2006

Resulting from:
Customer credit financing	(153)	(480)	(175)	(517)
Installments sales with post-dated checks	(130)	(101)	(161)	(148)
Sales to corporate entities	(4,002)	(527)	(4,783)	(994)
Multicheck	(577)	(564)	(577)	(564)

	(4,862)	(1,672)	(5,696)	(2,223)

Accounts receivable – PAFIDC	-	-	(11)	(94)

	(4,862)	(1,672)	(5,707)	(2,317)

The basic policies for establishing this allowance are as follows:

  Customer credit financing - based on historical loss indices over the past 12 months; the receivables overdue for more than 180 days are included in the allowance.

  Installment sales with post-dated checks - based on the historical average indices of checks returned and recoveries over the past 12 months; bounced checks are included in full in the allowance after all legal procedures have been exhausted.

  Sales to corporate entities – based on individually analysis of significant cases.

  Credit card and sales vouchers - an allowance for doubtful accounts is not required as credit risks are substantially assumed by third parties.

5. Inventories

	Parent Company			Consolidated

	6.30.2006	3.31.2006	6.30.2006	3.31.2006

Stores	518,215	546,710	721,347	783,950
Warehouses	347,429	287,683	408,184	349,404

	865,644	834,393	1,129,531	1,133,354

6. Recoverable Taxes

The balances of taxes recoverable at June 30, 2006 and March 31, 2006 refer basically to credits from IRRF (Withholding Income Tax), PIS and COFINS (Social Contribution Taxes on Gross Revenue) and ICMS (State Value-Added Tax) recoverable:

	Parent Company			Consolidated

	6.30.2006	3.31.2006	6.30.2006	3.31.2006

Income tax and tax on sales	331,232	338,439	460,021	464,532
Other	954	8,288	954	8,288

	332,186	346,727	460,975	472,820

7. Receivables Securitization Fund - PAFIDC

The Company subscribed R$ 100,000 in October 2003 and R$ 29,960 in July 2004, in subordinated quotas of Pão de Açúcar Fundo de Investimentos em Direitos Creditórios ("PAFIDC"), a special purpose receivables securitization fund.

PAFIDC is a receivables securitization fund formed in compliance with CVM Rulings 356 and 393 for the purpose of acquiring trade receivables of the Company and its subsidiaries, arising from sales of products and services to their customers through use of credit cards, post-dated checks, sales vouchers and installment purchase booklets.

PAFIDC has a predetermined duration of five years renewable for one additional five-year period, beginning in October 2003. The capital structure of the fund is composed of 80.6% senior quotas held by third parties and 19.4% subordinated quotas held by the Company.

7. Receivables Securitization Fund - PAFIDC (Continued)

The net assets of PAFIDC at June 30, 2006 and March 31, 2006 are summarized as follows:

	6.30.2006	3.31.2006

Assets
Available funds	138,373	206,485
Accounts receivable	722,034	757,396
Allowance for doubtful accounts	(11)	(94)

Total assets	860,396	963,787

Liabilities and shareholders´equity
Accounts payable	2,932	241
Shareholders´ equity (*)	857,464	963,546

Total liabilities and shareholders´equity	860,396	963,787

(*) includes mandatory redeemable quotas of interest in the amount of R$ 686,030 (R$ 769,478 at March 31, 2006).

As estimated in the fund regulations, the series B senior quotaholders amortized, at June 23, 2006, R$ 111,628. At June 23, 2007, the principal amount of R$ 71,700 will be amortized, restated by reference yield and the quotaholders may redeem the remaining balance at the end of the fund’s term. The series A quotaholders will redeem their quotas only at the end of the fund’s term.

Subordinated quotas allotted to the Company are recorded in noncurrent assets in Receivables securitization fund, which balance, at June 30, 2006, was R$ 150,348 and R$ 171,434 in the Consolidated (R$ 194,068 at March 31, 2006). The retained interest in subordinated quotas represents the maximum exposure to loss under the securitization transactions. At June 23, 2006, the amounts of R$ 28,242 was amortized by CBD and R$ 32,507 in the Consolidated. These amounts, in compliance with the fund regulations, are related to the yield exceeding the benchmark defined, attributable to the subordinated quotas.

Subordinated quotas were issued in a single series, are non-transferable and registered. The Company will redeem the remaining subordinated quotas only after the redemption of senior quotas or at the end of the fund’s term. Once the senior quotas have been remunerated, the subordinated quotas receive the balance of the fund’s net assets after absorbing any default on the credit rights transferred to the fund and any losses attributed to the fund. Their redemption value is subject to credit, prepayment, and interest rate risks on the transferred financial assets.

7. Receivables Securitization Fund - PAFIDC (Continued)

The holders of senior quotas have no recourse against the other assets of the Company in the event customers default on the amounts due. As defined in the agreement between the Company and PAFIDC, the transfer of credit rights is irrevocable, non-retroactive and the transfer is definitive and not enforceable against the Company.

The assignors will assign and transfer receivables to the PAFIDC over a period of five years, renewable for a further period of five years.

The Fund financial statements for the quarters ended June 30, 2006 and March 31, 2006 were audited by other independent auditors, who issued an unqualified report on the special review and are consolidated into the Company’s financial statements. At June 30, 2006, total assets and net income of said investee represented 8.3% and 9.8%, respectively, in relation to the Company’s consolidated financial statements (9.0% and 13.3%, respectively at March, 31, 2006).

8. Balances and Transactions with Related Parties

	Balances

	Accounts receivable (payable)	Trade commissions	Intercompany	Proposed dividends
Company		receivable (payable)	receivable (payable)

Pão de Açúcar Industria e Comércio S.A.	(354)	-	-	-
Sendas S.A.	-	-	17,183	-
Novasoc	19,794	(5,093)	-	-
Sé	34,740	525,684	-	-
Sendas Distribuidora	32,716	(327,162)	463,619	-
Versalhes	(102,171)	9,554	-	-
Sigua		367
MFP		838
FIC	(10,817)	-	-	-
Others	-	6,408	-	-

Balances at 6.30.2006	(26,092)	210,596	480,802	-

Balances at 3.31.2006	10,984	244,026	462,819	(32,615)

	Transactions during the quarter ended June 30, 2006

	Services rendered and		Net financial
Company	rents	Net sales (purchases)	income	Dividend paid

Pão de Açúcar Industria e Comércio S.A.	(2,160)	-	-	-
Casino Guichard Perrachon ("Casino")	(3,274)	-	-	8,572
Península ParticipaÇÕes Ltda. ("Península")	-	-	-	1,458
Vieri	-	-	-	16,902
Onix 2006 ParticipaÇÕes Ltda. ("ONIX")	-	-	-	3,561
Rio Plate Empreendimentos e ParticipaÇÕes Ltda. ("Rio Plate")	-	-	-	1,272
Fundo de Invest.Imob.Península	(53,986)	-	-	-
Novasoc	3,535	87,674	-	-
Sé	7,834	202,367	-	-
CIPAL	576	21,598	-	-
Sendas Distribuidora	55,552	109,572	19,531	-
Versalhes	-	(207,216)	-	-
Others	(7,842)	-	-	850

Balance at 6.30.2006	235	213,995	19,531	32,615

Balance at 3.31.2006	439	622,671	10,355	-

8. Balances and Transactions with Related Parties (Continued)

Accounts receivable and sale of goods relate to the supply of stores, mainly of Novasoc, Sé and Sendas Distribuidora, by the Company's warehouse and were made substantially at cost; the remaining transactions with related parties are carried out at usual market prices and conditions. The trade commission contracts with related parties are subject to an administration fee.

In addition to the transactions shown in the above table, during the quarter ended June 30, 2006, the following related-party transactions were carried out:

(i) Leases

CBD leases 21 properties from the Diniz family. For the quarter ended June 30, 2006, payments under such leases totaled R$ 3,807 (R$ 3,867 at March 31, 2006).

Sendas Distribuidora leases 57 properties from the Sendas family and 7 properties from CBD. For the quarter ended June 30, 2006, the total lease payments amounted to R$ 7,248 and R$ 1,223, respectively (R$ 8,176 and R$ 1,330, respectively, at March 31, 2006). In September 2005, R$10,509 was advanced to Sendas S.A. regarding the lease of 7 stores, which has been paid in 37 installments. At June 30, 2006 the balance receivable corresponded to R$ 8,496 (R$ 9,225 at March 31, 2006).

The leases were taken out under terms similar to those that would have been established had they been taken out with non-related parties.

(ii) Fundo de Investimento Imobiliário Península leases

On October 3, 2005, final agreements were entered into referring to sale of 60 Company and subsidiary properties to a real estate fund named Fundo de Investimento Imobiliário Península. The properties sold were leased back to the Company for a twenty-year term, renewable for two further consecutive periods of ten years each. CBD was granted a long-term lease agreement for all properties that were part of this operation, in addition to periodic reviews of the minimum rent amounts. In addition, CBD has the right to exit individual stores before termination of the lease term, should it no longer be interested in maintaining such leases.

The total amount paid under these leases for the quarter ended June 30, 2006 was R$ 28,195 (R$ 27,490 at March 31, 2006), of which R$ 27,339 was paid by CBD (R$ 26.647 at March 31, 2006), R$ 742 (R$ 732 at March 31, 2006) paid by Novasoc and R$ 114 (R$ 111 at March 31, 2006) paid by Sé.

(iii) Right of use of the Goodlight brand

The Company paid the amount of R$ 57 for the quarter ended June 30, 2006 (R$ 57 at March 31, 2006) for the right of use of the Goodlight brand, owned by Diniz family.

(iv) Apportionment of corporate expenses

Central corporate costs are passed on to subsidiaries and affiliated companies by the amount effectively incurred with such services.

8. Balances and Transactions with Related Parties (Continued)

(v) Technical Assistance Agreement with Casino

In CBD Board of Directors’ meeting held on July 21, 2005, a Technical Assistance Agreement was signed with Casino, whereby, through the annual payment of US$ 2,727, Casino shall provide services to CBD related to technical assistance in the human resources, own brands, marketing and communication, global campaign and administrative assistance areas, among others. This agreement is effective for 7 years, with automatic renewal for an indeterminate term. This agreement was approved in the Extraordinary General Meeting held on August 16, 2005. For the quarter ended June 30, 2006, CBD paid R$ 1,641 (R$ 1,634 at March 31, 2006) in connection with the services provided for under such agreement.

9. Investments

a) Information on investments at June 30 and March 31, 2006

	June 30, 2006

		Holding (direct or indirect) - %		Shareholders' equity (capital deficiency)
	Shares/ quotas		Paid-in		Net income (loss)
	of interest held		capital		for the half year

Novasoc	1.000	10,00	10	(51.534)	3.058
Sé	1.133.990.699	91,92	1.233.671	1.195.636	181
Sendas Distribuidora	450.001.000	42,57	835.677	574.643	(74.020)
Nova Saper	36.362	99,99	0,4	100	-
Versalhes	10.000	90,00	10	(1.892)	(1.421)
MFP	14.999	99,99	15	86	71
Sigua	29.999	99,99	30	(53)	(83)
Pa Publicidade	9.999	99,99	10	-	-

9. Investments (Continued)

a) Information on investments at June 30, 2006 and March 31, 2006 (Continued)

	March 31, 2006

		Holding (direct or indirect) - %		Shareholders' equity (capital deficiency)
	Shares/ quotas		Paid-in		Net income (loss)
	of interest held		capital		for the quarter

Novasoc	1,000	10.00	10	(50,446)	4,146
Sé	1,133,990,699	91.92	1,233,671	1,200,223	4,768
Sendas Distribuidora	450,001,000	42.57	835,677	620,827	(27,836)
Nova Saper	36,362	99.99	0.4	100	-
Versalhes	10,000	90.00	10	(1,711)	(1,240)
Auto Posto MFP	14,999	99.99	15	15	-
Auto Posto Sigua	29,999	99.99	30	30	-

9. Investments (Continued)

b) Change in investments

	Parent Company							Consolidated

	Novasoc	Sé	Versalhes	Cipal	Nova Saper	Other	Total	Total

Balances at December 31, 2005	-	1,258,464	-	-	2,044	2,605	1,263,113	227,632

Additions	-	-	-	-	-	-	-	8,500
Equity results	4,146	4,383	(1,116)	-	-	-	7,413	(14,782)
Goodwill amortization	-	(3,149)	-	-	(26)	(174)	(3,349)	(3,399)
Transfer to provision
for capital deficiency	(4,146)	-	1,116	-	-	-	(3,030)	-

Balances at March 31, 2006	-	1,259,698	-	-	2,018	2,431	1,264,147	217,951

Additions	-	-	-	-	-	100	100	100
Equity results	(1,088)	(4,217)	(163)	170	-	(12)	(5,310)	(12,150)
Goodwill amortization	-	(3,787)	-	-	(27)	(209)	(4,023)	(4,069)
Mergers and Acquisitions	-	-	-	6,138	-	100	6,238	(1,229)
Transfer to net assets				(5,079)			(5,079)
Transfer to deferred charges	-	-	-	(1,229)	-	-	(1,229)	-
Transfer to provision
for capital deficiency	1,088	-	163	-	-	-	1,251	-

Balances at June 30, 2006	-	1,251,694	-	-	1,991	2,410	1,256,095	200,603

(i)
Novasoc: Novasoc has, currently, 16 lease agreements with Paes Mendonça which mature in five years, and which may be extended twice for similar periods through notification to the leaseholder, with final maturity in 2014. During the term of the contract, the shareholders of Paes Mendonça cannot sell their shares without prior and express consent of Novasoc. Paes Mendonça is by contract fully and solely responsible for all and any tax, labor, social security, commercial and other liabilities.

Under the articles of incorporation of Novasoc, the distribution of its net income need not be proportional to the holding of each shareholder in the capital of the company. As per members’ decision, the Company holds 99.98% of Novasoc’s results as from 2000.

At June 30, 2006, the subsidiaries Novasoc and Versalhes recorded capital deficiency. However, because their operating continuity and future economic feasibility are assured by the parent company, the Company recorded R$ 53,237 (R$ 51,984 at March 31, 2006), under “Provision for capital deficiency” to recognize obligations to the creditors.

(ii)
Sé Supermercados – Sé holds a direct interest in Miravalles, corresponding to 50% of total capital. Investment at Miravalles indirectly represents investment at FIC (Note 9 (e)). The investment is recognized by the equity results method.

9. Investments (Continued)

b) Change in investments (Continued)

Goodwill recorded in the acquisition of investments is supported by on appraisal reports of independent experts and is based principally on their expected future profitability and the appreciation of property and equipment, and is amortized based on the projected profitability of the stores acquired over a period of up to ten years. Upon acquisition of the companies, the portion related to expected future profitability was transferred to deferred charges (Note 11).

c) Merge investment

The Extraordinary General Meeting held on April 27, 2006 approved the merger of the subsidiary Companhia Pernambucana de Alimentação – CIPAL, net assets of which on the date of the merger are summarized below:

Assets		Liabilities
Current Assets	7.104	Current Liabilities	8.730
Noncurrent Assets	6.379	Noncurrent Liabilities	7.315
Property and Equipment	7.541	Shareholders' Equity	5.079

Investments	100

Total	21.124	Total	21.124

d) Investment agreement – CBD and Sendas

In February 2004, based on the Investment and Association Agreement, the companies CBD and Sendas S.A. constituted, by means of transfer of assets, rights and liabilities, a new company known as Sendas Distribuidora S.A., with the objective of operating in the retailing market in general, through the association of operating activities of both networks in the State of Rio de Janeiro. The indirect interest of CBD in Sendas Distribuidora at June 30, 2006 corresponded to 42.57% of total capital. It is incumbent upon CBD´s Board of Executive Officers to conduct the operating and administrative management of Sendas Distribuidora, in addition to its prevailing decision when electing or removing executive officers.

Pursuant to a shareholder agreement, Sendas S.A. may at any time after February 1, 2007 exercise the right to barter its paid-in shares or a portion thereof, for preferred shares of CBD. At June 30, 2006, Sendas S.A. held 42.57% shareholding in the total capital of Sendas Distribuidora, 23.65% of which already paid in and 18.92% not paid in yet.

Should Sendas S.A. exercise such right to barter, CBD will comply with the obligation, through one of the following:

i) Conduct the share barter trade for the Value of Transfer (*);

ii) Purchase the shares on which the barter rights have been exercised in cash, for the Value of Transfer (*);

iii) Adopt any corporate procedure (CBD capital increase, absorption of shares per article 252 of the Corporation Law, or any other);

(*) Value of Transfer will be the value of the paid-in shares (23.7% at June 30, 2006), which must the higher among the options below, limited to the CBD market value:

  Price of shares calculated based on the company market value (valuation) to be calculated by a first-rate investment bank;

  Price of shares calculated based on the company value (valuation), equivalent to 40% (forty percent) on gross sales of Sendas Distribuidora in the 12 (twelve) months preceding the acquisition date.

CBD Preferred shares owned by Sendas S.A., after exchange, may only be sold according to the following dates:

  Between February 1, 2007 and January 31, 2010: 1/3 (one third) of CBD Preferred shares;

  Between February 1, 2010 and January 31, 2013: 1/3 (one third) of CBD Preferred shares;

  As from February 1, 2013: the remaining CBD Preferred shares still held by Sendas S.A.

On September 16, 2005 the 2nd Amendment and Consolidation to the Sendas Distribuidora Shareholders’ Agreement was signed between Sendas S.A. and CBD and subsidiaries, by which the following was decided:

  Adoption of proportionality when indicating the Board of Director members, and of the 13 to be elected, CBD now has the right to elect 7 members;

  Restriction of the right to veto of Sendas S.A. to amendment to the Company business purpose;

  Postponement of the Additional Term ("Second Term") of Payment of Class A Preferred Shares not paid in by Sendas S.A., until February 28, 2014. During the Second Term, the payment may only be made in cash, particularly by using dividends paid by the Company to Sendas S.A.; should the payment not take place during the period, the shares will be cancelled.

(i) CADE (Administrative Council for Economic Defense)

On March 5, 2004, Sendas Distribuidora shareholders entered into an Operation Reversibility Agreement related to the association between CBD and Sendas S.A. in the State of Rio de Janeiro, which establishes conditions to be observed until the final decision on the association process, such as the continuance, totally or partially, of the stores under Sendas Distribuidora responsibility, maintenance of the work posts in accordance with the average gross revenue by employee of the five largest supermarket chains, non-reduction of the term of current lease agreements, among others.

Shareholders are waiting for the conclusion of the process, however, based on the opinion of their legal advisors and on the normal procedural steps of the process, they believe that the association will be approved by the CADE.

9. Investments (Continued)

(i) CADE (Administrative Council for Economic Defense)(continued)

(ii) Capital subscription by the AIG Group

In order to reducing net indebtedness and strengthening the capital structure of the subsidiary Sendas Distribuidora, on November 30, 2004, its shareholders and investment funds of the AIG Group ("AIG") entered into an agreement through which AIG invested the amount of R$ 135,675 (equivalent to US$ 50 million) in Sendas Distribuidora, by means of subscription and payment of 157,082,802 Class B preferred shares, issued by Sendas Distribuidora, representing 14.86% of its capital. AIG has waived its rights to receive dividends, until November 30, 2008.

After this operation, the Company, through its subsidiary Sé, now holds 42.57% of the Sendas Distribuidora total capital.

According to the above mentioned agreement, CBD and AIG mutually granted reciprocal call and put options of the shares purchased by AIG in Sendas Distribuidora, which may be exercised within approximately 4 years.

Upon exercising the referred options, the shares issued by Sendas Distribuidora to AIG will represent a put against CBD which may be used to subscribe up to three billion preferred shares to be issued by CBD in a future capital increase.

The price of the future issuance of CBD preferred shares will be set based on market value at the time of issuance, and the amount of issued shares will enable the payment by AIG in the maximum quantity referred to above. If the AIG value of Sendas Distribuidora shares results in more than the value of three billion shares of CBD, CBD will pay the difference in cash.

The exit of AIG from Sendas Distribuidora is defined based on the “Exit Price”, the calculation base of which is the EBITDA, EBITDA multiple and the Net Financial Indebtedness of Sendas Distribuidora. This “Exit Price” will give AIG the right to purchase CBD preferred shares according the criteria below:

  Should the “Exit Price” be lower than the equivalent to two billion CBD preferred shares (at market value on the occasion), the number of shares to be issued will be defined by the “Exit Price” divided by the CBD preferred share market value;

  Should the “Exit Price” exceed the equivalent to two billion CBD preferred shares (at market value on the occasion), the number of shares to be issued will be, at CBD discretion, a minimum of two billion shares and a maximum of three billion shares, and the difference between the “Exit Price” and the amount equivalent to the number of CBD preferred shares issued (defined by CBD) will be paid in cash.

9. Investments (Continued)

c) Investment agreement – CBD and Sendas (Continued)

(ii) Capital subscription by the AIG Group (Continued)

At June 30, 2006, total AIG shareholding represented a credit of R$ 141,403 (R$ 137,827 at March 31, 2006), which, converted to the average quotation of the last week of June 2006 of CBD shares in the São Paulo Stock Exchange (BOVESPA), would be equivalent to a total of 2,029,293,000 shares (1,494,970,000 shares at March 31, 2006) of the Company (2% of its capital).

d) Investment agreement – CBD and Itaú

Miravalles Empreendimentos e Participações S.A. ("Miravalles"), a company set up in July 2004 and owner of exploitation rights of the Company´s financial activities, received funds from Itaú related to capital subscription, with the results that Itaú holds the equivalent to 50% of such company. Subsequently, with capital of R$ 150,000, Miravalles set up Financeira Itaú CBD S.A. – FIC, a company which operates in structuring and commercialization of financial products and services exclusively to CBD customers.

The subscription made by Itaú in Miravalles resulted in gain from shareholding dilution of R$ 380,444 in 2004. This gain was reduced by the disposal of certain assets related to the operation, by provisions for start up costs and, particularly, by agreement to make certain amounts subject to performance goals during a maximum period of five years, as from the startup of FIC operations, which occurred in the first quarter of 2005. The net gain was recorded (after the aforementioned reductions) under “Non-operating results” for the year ended December 31, 2004.

On December 22, 2005, an amendment to the partnership agreement between CBD, Itaú and FIC was signed, and the clauses referring to meeting of performance goals, initially established, were changed. By such amendment, the meeting of goals and the guarantee account are not longer tied, and fines for noncompliance of goals were established. At June 30, 2006 the Company recognized the net amount of R$ 7,782 in the quarter (R$ 13,302 at March 31, 2006) under non-operating results, due to meeting of certain performance goals during the quarter, maintaining a net provision amounting to R$ 49,483 (R$ 44,849 at March 31, 2006) for payment of fines should the remaining goals not be met.

This partnership, which is effective for 20 years (and may be extended), resulted in operating synergies, enabling expansion and improvement of the current offer of services and products to CBD customers, including, among others, Private Label Credit Cards (Own label: restricted to use within CBD stores), credit card company cards with widespread acceptance, direct credit to consumers and personal loans. The operational management of FIC is under the responsibility of Itaú.

The Miravalles’ financial information for the quarters ended June 30 and March 31, 2006 were reviewed by other independent auditors, who issued an unqualified report on the special review. At June 30, 2006, total assets and net result of operations of said investee represented 0.4% and (12.0)%, (0.5% and 15.4% at March 31, 2006) respectively, in relation to the Company’s consolidated quarterly information.

10. Property and Equipment

	Parent Company

	Annual depreciation rates %		6.30.2006			3.31.2006

		Weighted		Accumulated
	Nominal	average	Cost	depreciation	Net	Net

Land	-	-	512.054	-	512.054	443.623
Buildings	3,33	3,33	1.901.965	(359.484)	1.542.481	1.528.658
Leasehold improvements	(*)	6,9	1.075.387	(415.020)	660.367	676.987
Equipment	10.0 to 33.0	18,0	1.076.390	(737.068)	339.322	339.643
Installations	20.0 to 25.0	20,0	372.019	(294.865)	77.154	80.609
Furnitures and fixtures	10,0	10,0	188.298	(89.047)	99.251	100.202
Vehicles	20,0	20,0	21.088	(16.743)	4.345	2.089
Construction in progress	-	-	12.018	-	12.018	6.123
Other	10,0	10,0	14.489	(11.627)	2.862	3.058

TOTAL			5.173.708	(1.923.854)	3.249.854	3.180.992

Average quarterly / annual depreciation rate					2,77	1,37

	Consolidated

	Annual depreciation rates %		6.30.2006			3.31.2006

		Weighted		Accumulated
	Nominal	average	Cost	depreciation	Net	Net

Land	-	-	553.602	-	553.602	485.194
Buildings	3,33	3,33	1.982.783	(372.183)	1.610.600	1.600.850
Leasehold improvements	(*)	6,9	1.591.422	(576.689)	1.014.733	1.054.876
Equipment	10.0 to 33.0	18,0	1.277.142	(825.653)	451.489	459.468
Installations	20.0 to 25.0	20,0	483.935	(355.118)	128.817	137.428
Furniture and fixtures	10,0	10,0	272.267	(112.550)	159.717	162.831
Vehicles	20,0	20,0	24.274	(19.713)	4.561	2.208
Construction in progress	-	-	13.075	-	13.075	7.113
Other	10,0	10,0	14.506	(11.644)	2.862	3.058

TOTAL			6.213.006	(2.273.550)	3.939.456	3.913.026

Average quarterly / annual depreciation rate					3,07	1,51

(*) Leasehold improvements are depreciated based on the lower of the estimated useful life of the asset or the lease term of agreements, whichever is shorter.

a) Additions to property and equipment

	Parent Company			Consolidated

	6.30.2006	3.31.2006	6.30.2006	3.31.2006

Additions (i)	134,954	127,760	141,981	140,991
Capitalized interest (ii)	7,195	2,672	7,698	2,889

	142,149	130,432	149,679	143,880

(i) Additions made by the Company relate to purchases of operating assets, acquisition of land and buildings to expand activities, construction of new stores, modernization of existing warehouses, improvements of various stores and investment in information technology.

10. Property and Equipment (continued)

(ii) Interest and financial charges on loans and financing obtained from third parties directly or indirectly attributable to the process of purchase, construction and operating expansion, are capitalized during the construction and refurbishment of the Company’s stores in conformity with CVM Ruling 193/96. The capitalized interest and financial charges are appropriated to results over the depreciation periods of the corresponding assets.

11. Deferred Charges

	Balances at		Transferred from			Balances at
	3.31.2006	Additions	Investment	Write-offs	Amortization	6.30.2006

Parent Company
Goodwill	357,560	-	1,229	(1,546)	(18,465)	338,778
Pre-operating expenses	62,015	6,796	-	-	(3,334)	65,477

Subtotal	419,575	6,796	1,229	(1,546)	(21,799)	404,255

Subsidiaries
Goodwill	534,622	-	-	-	(11,160)	523,462
Pre-operating expenses	481	-	-	-	(12)	469

Subtotal	535,103	-	-		(11,172)	523,931

Total	954,678	6,796	1,229	(1,546)	(32,971)	928,186

a) Goodwill

Upon the acquisition of subsidiaries, the amounts originally recorded under investments – as goodwill based mainly on expected future profitability, were transferred to “Deferred charges”, and will continue to be amortized over periods consistent with the earnings projections on which they were originally based, limited to 10 years.

The goodwill transferred from investment is a consequence of the merger of the subsidiary Cipal in the quarter (see Note 9 (c)).

b) Pre-operating expenses and other

Expenses incurred in 2005 concerning the property sales project, related basically to long-term contract initial fee, will be amortized according to their maturity. The project also includes expenses with professional fees, to be amortized over 5 years.

This also includes expenses with specialized consulting fees, incurred during the development and implementation of strategic projects that began in the fourth quarter of 2005 and are still in place in 2006, and whose final objective is to obtain efficiency and productivity gains already in 2006. The major projects involve commercial strategy and a new category management process, including the permanent admittance of imported products into the country, pricing management, and review of the product line. Each project has a defined process and cost, with technical feasibility supported by future benefits to be provided by them. As soon as the projects are concluded, expenses will be amortized on a straight-line basis, over a period proportional to the benefit generated, not exceeding five years.

12. Loans and Financing

	Annual financial charges	6.30.2006	3.31.2006	6.30.2006	3.31.2006

Current
In local currency
BNDES (ii)	TJLP + 1.0% to 4.1%	119.875	126.278	119.875	126.278

Working capital (i)	TJLP + 1.7% to 7% of the CDI	3.494	304	3.494	304
	Weighted average rate of 104.0%
	of CDI (104.0% at March 31, 2006)	4.283	2.190	14.116	5.621

In foreign currency	with swap for reais
BNDES (ii)	Exchange variation + 3.5 % to 4.1%	19.235	19.397	19.235	19.397

Working capital (i)	Weighted average rate of 104.4%
	of CDI (103.8% at March 31, 2006)	245.783	387.664	267.300	432.424

Imports	US dollar exchange variation	7.924	9.305	9.922	12.642

		400.594	545.138	433.942	596.666

Noncurrent
In local currency
BNDES (ii)	TJLP + 1.0% to 4.1%	145.721	170.159	145.721	170.159

Working capital (i)	TJLP + 1.7% to 7%	4.176	-	4.176	-

PAFIDC Quotas (iii)	Senior A - 105% of CDI	-	-	462.300	445.527
	Senior B - 101% of CDI	-	-	223.730	323.951

In foreign currency	with swap for reais
BNDES (ii)	Exchange variation + 3.5% to 4.1%	26.330	30.722	26.330	30.722

Working capital (i)	Weighted average rate of 103.6%
	of CDI (103.7% at March 31, 2006 )	125.538	163.993	841.078	855.001

		301.765	364.874	1.703.335	1.825.360

The Company uses swaps operations to modify obligations from fixed interest U.S. dollar denominated to Brazilian real denominated linked to the CDI (floating) interest rate. The Company entered, contemporaneously with the same counterparty, into cross-currency interest rate swaps and has treated the instruments on a combined basis as though the loans were originally denominated in reais and accrued interest at floating rates.

12. Loans and Financing (Continued)

The annualized CDI benchmark rate at June 30, 2006 was 15.2% (16.5% at March 31, 2006).

(i) Working capital financing

Obtained from local banks and is used primarily to fund customer credit. Working capital financing is mostly secured by promissory notes.

(ii) BNDES credit line

The line of credit agreements, denominated in reais, with the Brazilian National Bank for Economic and Social Development (BNDES), are either subject to the indexation based on TJLP rate or are denominated based on a basket of foreign currencies to reflect the BNDES’ funding portfolio, plus an annual interest rates, in both cases.

The Company cannot offer any assets as collateral for loans to other parties without the prior authorization of BNDES and is required to comply with certain debt covenants, measured in accordance with Brazilian GAAP, including: (i) maintenance of a capitalization ratio (shareholders' equity/total assets) equal to or in excess of 0.40 and (ii) maintenance of a current ratio (current assets/current liabilities) equal to or in excess of 1.05. Management effectively controls and monitors covenants, which were fully performed. The parent company offered pledges as a joint and several liable party for settlement of the agreements presented below:

		Grace	Number of
		period in	monthly
Contract date	Annual financial charge	months	installments	Maturity	6.30.2006	3.31.2006

Janaury 13, 2000	TJLP + 3.5%	12	72	janeiro 2007	6.157	8.753
November 10, 2000	TJLP + 1.0% to 3.5%	20	60	maio 2007	41.212	52.212
November 10, 2000	Foreign currencies + 3.5%	20	60	julho 2007	7.976	9.741
November 14, 2000	TJLP + 2.0%	20	60	junho 2007	2.700	3.359
April 16, 2001	TJLP + 3.5%	-	60	abril 2006	-	470
April 16, 2001	Foreign currencies + 3.5%	-	60	abril 2006	-	112
March 12, 2002	Foreign currencies + 3.5%	12	48	março 2007	501	663
April 25, 2002	TJLP + 3.5%	6	60	outubro 2007	13.556	16.019
April 25, 2002	Foreign currencies + 3.5%	6	60	outubro 2007	1.947	2.295
November 11, 2003	Foreign currencies + 4.125%	14	60	janeiro 2010	35.141	37.307
November 11, 2003	TJLP + 4.125%	12	60	novembro 2009	190.468	203.338
November 11, 2003	TLJP+ 1.0%	12	60	novembro 2009	11.503	12.287

					311.161	346.556

In the event the TJLP exceeds 6% per annum, the excess is added to the principal. For the quarters ended June 30, 2006 and March 31, 2006, R$ 1,491 and R$ 1,902, respectively, were added to the principal.

12. Loans and Financing (Continued)

(iii) Redeemable PAFIDC quotas of interest

As per Official Memorandum CVM/SNC/SEP 01/2006, the Company reclassified the amounts under the caption “Redeemable PAFIDC quotas of interest”, due to their characteristics, to the “Loans and financing” group of accounts (Note 7).

Characteristics of the PAFIDC quotas of interest:

Types of quotas	Number	Yield	Redemption date
Senior A	5,826	105 % of CDI	7.4.2008
Senior B	4,300	101 % of CDI	7.4.2008

Maturities

	Parent Company	Consolidated

	6.30.2006	6.30.2006

2007	201,039	373,769
2008	70,489	1,099,223
2009	30,237	30,675
2010	-	199,668

	301,765	1,703,335

13. Debentures

a) Breakdown of outstanding debentures:

			Annual
			financial
	Type	Outstanding	charges	6.30.2006	3.31.2006

5th issue - 1st series	Floating	40,149	CDI + 0.95%	416,556	401,490

Parent Company/Consolidated – Current and noncurrent				416,556	401,490

Noncurrent liabilities				(401,490)	(401,490)

Current liabilities				15,066	-

The noncurrent portion of these debentures (5th issue – 1st series) matures in 2007.

13. Debentures (Continued)

b) Debenture activity

	Number of
	debentures	Amount

At December 31, 2005	40,149	419,469

Interest, net of payments		(17,979)

At March 31, 2006	40,149	401,490

Interest, net of payments	-	15,066

At June 30, 2006	40,149	416,556

c) Additional information

Fifth issue - On October 4, 2002, shareholders approved the issue and public placement limited to R$ 600,000 of 60,000 non-convertible debentures. The Company received proceeds of R$ 411,959, for 40,149 non-convertible debentures issued from the first series. The debentures are indexed to the average rate of Interbank Deposits (DI) and accrue annual spread of 1.45% payable every six months. The first series was renegotiated on September 9, 2004, to accrue interest of CDI plus an annual spread of 0.95% as from October 1, 2004 which is payable semi-annually, beginning on April 1, 2005 and ending on October 1, 2007. The debentures will not be subject to renegotiation until maturity on October 1, 2007. The Company is required to comply with certain debt covenants measured in accordance with Brazilian GAAP: (i) Net Debt (debt less cash and cash equivalents and accounts receivable) no higher than the balance of shareholders’ equity; (ii) maintenance of a ratio between Net Debt and EBITDA (earnings before income and social contribution taxes, depreciation and amortization), less than or equal to 4. The Company is in full performance related to all debt covenants.

14. Provision for Contingencies

Provision for contingencies is estimated by management, supported by its legal counsel. Such provision was set up in an amount considered sufficient to cover losses considered probable by the Company’s legal counsel, as shown below:

	Parent Company			Consolidated

	6.30.2006	3.31.2006	6.30.2006	3.31.2006

COFINS and PIS (i)	932,280	899,355	975,892	949,240
Labor claims (ii)	45,206	44,210	47,791	46,603
Cívil and other (iii)	106,406	101,044	122,979	116,981

	1,083,892	1,044,609	1,146,662	1,112,824

a) Taxes

Tax-related contingencies are indexed to the SELIC (Central Bank Overnight Rate), of 15.18% at June 30, 2006 (16.7% at March 31, 2006) and, in some cases, are subject to fines. In all cases, when applicable, both interest charges and fines have been computed with respect to unpaid amounts and are fully accrued.

i) COFINS and PIS

The rate for COFINS (Social Contribution Tax on Gross Revenue for Social Security Financing) increased from 2% to 3% in 1999 and the tax base of both COFINS and PIS (Social Contribution Tax on Gross Revenue for Social Integration Program) was extended in 1999 to encompass other types of income, including financial income. The Company is challenging the increase in contributions to the COFINS and PIS taxes. Provision for COFINS and PIS includes unpaid amounts, monetarily restated, resulting from the suit filed by the Company and its subsidiaries, claiming the right to not apply Law 9718/98, permitting it to determine the payment of COFINS under the terms of Complementary Law 70/91 (2% of revenue) and of PIS under Law 9715/98 (0.65% of revenue) as from February 1, 1999. The lawsuits are in progress at the Regional Federal Court, and up to this moment, the company has not been required to make judicial deposits.

After the enactment of Law 10,637, dated December 31, 2002, which established new rules for PIS assessment, with effects as from December 1st 2002 on, and Law 10,833/03, dated December 29, 2003, with effects as from February 1st 2004 on, the Company and its subsidiaries started to pay these contributions as provided for by prevailing laws.

14. Provision for Contingencies (Continued)

b) Labor claims

The Company is party to numerous lawsuits involving disputes with its employees, primarily arising from layoffs in the ordinary course of business. At June 30, 2006, the Company recorded a provision of R$ 47,791 (R$ 46,603 at March 31, 2006) for contingencies related to labor claims, which are in progress mostly at lower courts (nearly 80%). Management, based on advice from legal counsel, evaluates these contingencies and provides for losses where probable and reasonably estimable, bearing in mind previous experiences in relation to the amounts sought. Labor claims are indexed to the TR (Referential Interest Rate), of 1% at June 30, 2006 (0.5% at March 31, 2006), plus 1% monthly interest.

c) Civil and other

The Company is a defendant, at several judicial levels, in lawsuits of civil natures, among others. The Company sets up provisions for losses in amounts considered sufficient to cover unfavorable court decisions when its internal and external legal counsel consider losses to be probable.

Among these lawsuits, we point out the following:

  The company obtained a writ of mandamus in order to be entitled to not pay the contributions provided for by Complementary Law 110/2001 related to the FGTS (Government Severance Indemnity Fund for Employees) financing. The lawsuit is in progress in the second instance at the Regional Federal Court and the amount accrued is R$ 37,646 (R$ 34,958 at March 31, 2006).

  The Company is challenging the constitutionality of the contribution to SEBRAE and requested, by means of a writ of prevention, the payment of the restated credit of amounts paid, through the offsetting of the balances payable to SESC (Social Service for Trade) and SENAC (National Service for Commercial Training). The company was granted the right of not paying the falling due contributions, inasmuch as it provides for the judicial deposits, as usual. The writ of prevention was filed and the Company’s legal advisors have obtained a Declaratory Action at lower court of appeals maintaining the proceeding. The accrued amount at June 30, 2006 is R$ 27,336 (R$ 25,885 at March 31, 2006).

  The Company by means of a writ of mandamus is challenging the constitutionality of the FUNRURAL (Rural Workers’Assistance Fund) for companies located in urban areas. The lawsuit is in progress in the second instance, at the Regional Federal Court and the amount of the provision is R$ 28,979 (R$ 28,153 at March 31, 2006).

d) Possible losses

The Company has other contingencies which have been analyzed by the legal counsel, losses of which were evaluated as possible but not probable, and therefore have not been accrued, at June 30, 2006, as follows:

  ICMS (State VAT) - In the first quarter of 2006, the Company was served notice in a State level as to the ICMS at the amount of R$ 77,731 (R$ 73,912 at March 31, 2006), related to purchase, industrialization and sale transactions for export purposes of soybean and its byproducts, in which, in the tax authorities’ understanding, the circulation of products did not take place. In the second quarter of 2006, the Company was served notice regarding these operations in the Federal level, in relation to PIS, COFINS and the Income Tax, at the amount of R$ 168,975. The lawsuits are being discussed in the administrative phase and there are no judicial deposits with this purpose.

  INSS (Social Security Tax) – the Company was served notice regarding collection of payroll charges on benefits granted to its employees, and the loss, considered possible, amounts to R$ 97,537 (R$ 127,650 at March 31, 2006). This lawsuit is under discussion in the administrative phase and there is no judicial deposit.

  Income tax – the Company was served tax assessment notice in relation to exclusion from the IRPJ (Corporate Income Tax) tax base of accounts payable regarding certain taxes with suspended enforceability, which, from the tax authorities’ point of view, should not have been excluded. Possible loss concerning said notice amounts to R$ 38,599 (R$ 38,834 at March 31, 2006), with no judicial deposit up to this moment.

  Other contingencies – they are related to lawsuits under the civil court scope, special civil court and PROCON (Consumer Protection Agency), in great majority related to suits for damages, amounting to R$ 28,095 (R$ 26,757 at March 31, 2006). There are also other lawsuits related to the FINSOCIAL (Tax for Social Security Financing) at the amount of R$ 17,767 (R$ 16,921 at March 31, 2006) and tax assessments notices in the State level, occurred in the second quarter of 2006 regarding the use of ICMS credits related to electricity and suppliers believed to be disreputable by the tax authorities at the amount of R$ 24,672. The lawsuits mentioned herein and several others with non-significant individual amounts are being discussed in the administrative level, amounting to R$ 80,043 at June 30, 2006 (R$ 52,734 at March 31, 2006).

  Subsequent changes in the expectation of risk of the referred to lawsuits, as well as other losses considered as remote and not informed above, may require that additional provision for contingencies be set up.

14. Provision for Contingencies (Continued)

e) Restricted escrow deposits

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made court escrow deposits (restricted deposits) of equivalent amounts pending final legal decisions, in addition to collateral deposits related to provisions for judicial suits.

f) Tax audits

In accordance with current legislation in Brazil, federal, state and municipal taxes and payroll charges are subject to audit by the related authorities, for periods that vary between 5 and 30 years.

15. Taxes Payable in Installments

Due to judicial precedent formed in decisions which were unfavorable for other taxpayers in similar lawsuits, the Company decided to withdraw certain claims and legal actions, opting to join the Special Tax Payment Installments Program (PAES), pursuant to Law 10,680/2003. These installment payments are subject to the Long-Term Interest Rate – TJLP and may be payable in up to 120 months.

The amounts payable in installments were as follows:

	Parent Company		Consolidated

	6.30.2006	3.31.2006	6.30.2006	3.31.2006

Current
I.N.S.S.	34,669	34,101	34,797	34,228
C.P.M.F.	13,262	13,028	15,192	14,925

	47,931	47,129	49,989	49,153

Noncurrent
I.N.S.S.	208,014	213,134	208,781	213,921
C.P.M.F.	79,392	81,316	90,973	93,177

	287,406	294,450	299,754	307,098

16. Income and Social Contribution Taxes

a) Income and social contribution tax reconciliation in the quarters ended :

	Parent Company		Consolidated

	6.30.2006	6.30.2005	6.30.2006	6.30.2005

Income before income taxes	140,928	169,559	86,942	132,212

Income tax at nominal rate	(35,232)	(42,390)	(21,736)	(33,053)

Income tax incentive	1,954	1,194	2,420	1,234
Equity results and provision for capital
deficiency of subsidiary	(988)	3,466	(9,145)	(1,957)
Other permanent adjustments and
social contribution rates, net	510	(6,429)	6,182	(977)

Effective income tax	(33,756)	(44,159)	(22,279)	(34,753)

Income tax for the year
Current	(43,174)	(53,561)	(58,938)	(65,585)
Deferred	9,418	9,402	36,659	30,832

Income and social contribution taxes expenses	(33,756)	(44,159)	(22,279)	(34,753)

Effective rate	(24.0)	(26.0)	(25.6)	(26.3)

16. Income and Social Contribution Taxes (Continued)

b) Deferred income and social contribution taxes

The major components of the deferred income and social contribution taxes accounts in the balance sheet are as follows:

	Parent Company		Consolidated

	6.30.2006	3.31.2006	6.30.2006	3.31.2006

Deferred income and social contribution tax assets
Tax losses and negative basis	-	-	268,247	254,896
Provision for contingencies	41,953	38,735	57,576	53,809
Provision for hedge and exchange variation
accounted on a cash basis	21,223	20,357	61,594	54,535
Allowance for doubtful accounts	7,705	5,093	7,989	5,280
Goodwill amortization	18,535	17,529	81,414	85,214
Deferred gains from shareholding dilution, net	11,155	13,487	11,155	13,487
Other	12,253	11,558	17,013	16,861

Total deferred income tax asset	112,824	106,759	504,988	484,082

Current assets	77,728	69,171	109,300	89,260
Noncurrent assets	35,096	37,588	395,688	394,822

At June 30, 2006, in compliance with CVM Ruling 371, the Company and its subsidiaries recorded deferred income and social contribution taxes tax credits arising from tax loss carryforward, negative basis of social contribution and temporary differences in the amount of R$ 112,824 (R$ 106,759 at March 31, 2006) in the Parent Company and R$ 504,988 (R$ 484,082 at March 31, 2006) in Consolidated.

Recognition of deferred income and social contribution tax assets refer basically to tax loss, negative basis of social contribution and temporary differences carryforward, acquired from Sé Supermercados, and those generated by the subsidiary Sendas Distribuidora, realization of which, following restructuring measures, was considered probable.

The Company prepares annual studies of scenarios and generation of future taxable income, which are approved by management, indicating the capacity of benefiting from the tax credit set up.

Based on such studies, the Company estimates that the recovery of tax credits will occur in up to ten years, as follows:

16. Income and Social Contribution Taxes (Continued)

c) Breakdown of deferred income and social contribution taxes

	June 30, 2006

	Parent Company	Consolidated

2006	75,620	100,992
2007	6,023	24,633
2008	5,202	34,244
2009	4,744	42,307
2010 to 2014	21,235	302,812

	112,824	504,988

17. Shareholders’ Equity

a) Capital

Authorized capital comprises 200,000,000,000 shares approved at the Extraordinary General Meeting held on June 22, 2005. Fully subscribed and paid-up capital is comprised of 113,771,378,433 registered shares with no par value, of which 49,839,925,688 are common with voting rights and 63,931,452,745 are preferred shares.

Breakdown of capital stock and share volume:

	Number of shares - in thousands

			Common
	Capital	Preferred shares	shares

At December 31, 2005	3.680.240	63.827.990	49.839.926

Stock option (i)
Series VI	7.120	101.400	-
Series VII	92	2.063
Capitalization of reserves (ii)
Capitalization of income	267.177	-	-

At June 30, 2006	3.954.629	63.931.453	49.839.926

(i) The Board of Directors approved the capital stock increase with the subscription and payment of the shares of the Stock Options Plan:

Meeting	Series	Volume (thousands)	Unit value ( thousand shares)	Total
4.7.2006	VI	101,400	70.22	7,120
6.9.2006	VII	2,063	44.24	92

(ii) At April 27, 2006, the Extraordinary General Meeting approved the capital stock increase with capitalization of the expansion (R$ 240,460) and retention reserves (R$ 26,717).

b) Share rights

The preferred shares are non-voting and have preference with respect to the distribution of capital in the event of liquidation. Each shareholder has the right pursuant to the Company's bylaws to receive a proportional amount, based on their respective holdings to total common and preferred shares outstanding, of a total dividend of at least 25% of annual net income determined on the basis of financial statements prepared in accordance with Brazilian GAAP, to the extent profits are distributable, and after transfers to reserves as required by Brazilian Corporation Law, and a proportional amount of any additional dividends declared. Beginning in 2003, the preferred shares are entitled to receive a dividend 10% greater than that paid to common shares.

The Company’s bylaws provide that, to the extent funds are available, minimum non-cumulative preferred dividend to the preferred shares in the amount of R$ 0.15 per thousand preferred shares and dividends to the preferred shares shall be 10% higher than the dividends to common shares up to or, if determined by the shareholders, in excess of the mandatory distribution.

Management is required by the Brazilian Corporation Law to propose dividends at year-end to conform with the mandatory minimum dividend regulations, which can include the interest attributed to equity, net of tax.

c) Revenue reserve

(i) Legal reserve – the legal reserve may be transferred to capital or used to absorb losses, but is not, generally, available for distribution as cash dividends.

The legal reserve is formed based on appropriations from retained earnings of 5% of annual net income as stated in the Company’s financial statements prepared in accordance with Brazilian GAAP before any appropriations, and limited to 20% of the capital.

(ii) Expansion reserve: was approved by the shareholders to reserve funds to finance additional capital investments and working capital through the appropriation of up to 100% of the net income remaining after the legal appropriations.

d) Preferred stock option plan

The Company offers a stock option plan for the purchase of preferred shares to management and employees. The exercise of options guarantees the beneficiaries the same rights granted to the Company's other shareholders. The management of this plan was attributed to a committee designated by the Board of Directors.

The option price for each lot of shares is, at least, 60% of the weighted average price of the preferred shares traded in the week the option is granted. The percentage may vary for each beneficiary or series.

The right to exercise the options is acquired in the following manner and terms: (i) 50% in the last month of the third year following the option date (1st tranche) and (ii) 50% in the last month of the fifth year following the option date (2nd tranche), with the condition that a certain number of shares will be restricted as to sale until the date the beneficiary retires.

The price of option from the date of concession to the date of exercise thereof by the employee is updated by reference to the General Market Price Index - IGP-M variation, less dividends attributed for the period.

Information on the stock option plans is summarized below:

	Number of	Price on
	shares	the date of	Price at
	(per thousand)	granting	6.30.2006

Options in force

Series VI – March 15, 2002	412,600	47.00	70.12
Series VII – May 16, 2003	499,840	40.00	44.26
Series VIII – April 30, 2004	431,110	52.00	55.75
Series IX – April 15, 2005	494,545	52.00	50.93

	1,838,095

Options exercised in 2005	(145,677)
Options exercised in 2006	(103,463)
Options cancelled	(448,234)

Balance of options in force	1,140,721

Options not granted	2,259,279

Current balance of the option plan	3,400,000

At June 30, 2006, the Company’s preferred shares quotation on the São Paulo Stock Exchange amounted to R$ 66.98 per thousand shares.

18. Financial Instruments

a) General considerations

Management considers that risk of concentration in financial institutions is low, as operations are limited to traditional, highly-rated banks and within approved limits.

18. Financial Instruments (Continued)

b) Concentration of credit risk

The Company’s sales are direct to customers. Credit risk is minimized due to the large customer base and current control procedures that monitor the creditworthiness of customers. Advances to suppliers are made only to selected suppliers. The financial condition of suppliers is analyzed on an ongoing basis to limit credit risk.

In order to minimize credit risk from investments, the Company adopts policies restricting cash and/or marketable securities that may be allocated to a single financial institution, and which take into consideration monetary limits and financial institution credit ratings.

c) Market value of financial instruments

Estimated market value of financial instruments at June 30, 2006 approximates market value, reflecting maturities or frequent price adjustments of these instruments, as shown below:

	At June 30, 2006

	Parent Company		Consolidated

	Book	Market	Book	Market

Assets
Cash and cash equivalents	43,393	43,393	74,783	74,783
Current marketable securities	490,510	490,510	1,305,637	1,305,637

Receivables securitization fund	150,348	150,348	-	-

	684,251	684,251	1,380,420	1,380,420

Liabilities
Current and noncurrent
loans and financings	702,359	696,720	2,137,277	2,149,400
Current and noncurrent
debentures	416,556	415,442	416,556	415,442

	1,118,915	1,112,162	2,553,833	2,564,842

Market value of financial assets and of current and noncurrent financing, when applicable, was determined using current interest rates available for operations carried out under similar conditions and remaining maturities.

In order to exchanging the financial charges and exchange variation of loans denominated in foreign currency into local currency, the Company contracted swap operations, indexing these charges to the CDI variation, which reflects market value.

18. Financial Instruments (Continued)

d) Currency and interest rate risk management

The utilization of derivative instruments and operations involving interest rates aims at protecting the results of assets and liabilities operations of the Company, conducted by the finance operations area, in accordance with the strategy previously approved by management.

The cross-currency interest rate swaps permit the Company to exchange fixed rate interest in U.S. dollars on short-term and long-term debt (Note 12) for floating rate interest in Brazilian reais. As of June 30, 2006, the U.S. dollar-denominated short-term and long-term debt balances of R$ 1,118,299 equivalent to US$ 516,703, (R$ 1,300,067 equivalent to US$ 598,447 at March 31, 2006), include financing of R$ 1,108,377 equivalent to US$ 512,118 (R$ 1,287,425 equivalent to US$ 592,628 at March 31, 2006), at weighted average interest rates of 5.7% per annum (5.4% p.a. at March 31, 2006) which are covered by floating rate swaps, linked to a percentage of the CDI in Brazilian reais, calculated at weighted average rate of 103.3% of CDI (103.7% of CDI at March 31, 2006).

19. Insurance Coverage (Not Reviewed)

Coverage at June 30, 2006 is considered sufficient by management to meet possible losses and is summarized as follows:

Insured assets	Risks covered	Amount insured

Property, equipment and inventories	Named risks	R$ 5,818,682
Profit	Loss of profit	R$ 2,900,000
Cash	Theft	R$ 43,473

The Company also holds a specific policy covering civil liability risks in the amount of R$ 40,340.

20. Non-operating Income (Expenses)

Non-operating income, net, mainly results from partial recognition of gains due to dilution related to the partnership with Itaú, in the amount of R$ 7,782 (R$ 13,302 at March 31, 2006), and from non-operating items write-off due to closing of stores during the quarter in the amount of R$ (6,972) in the Parent Company and R$ (25,205) in the Consolidated.

21. Encumbrance, Collaterals and Contingent and Eventual Liabilities

The company has granted collaterals to some lawsuits of civil, labor and tax nature, as shown below:

Properties	Equipment	Letter of guarantee	Total

13.893	-	7.224	21.117
6.596	1.539	11.665	19.800
1.491	-	6.885	8.376

21.980	1.539	25.774	49.293

22. Supplemental Information

The supplemental information presents the statement of cash flows prepared in accordance with the IBRACON - Institute of Independent Auditors of Brazil Accounting Standards and Procedures (NPC-20) considering significant transactions that influenced the available cash and marketable securities of the Company. The statement is divided into operating, investing and financing activities.

The Company is also presenting the statement of added value, prepared according to CVM Rulings 15/87 and 24/92, and CVM Official Memorandum 01/00. The template adopted was proposed by NBCT 3.7 from the Federal Accounting Council (CFC), and presents the results for the period from the point of view of the generation and distribution of wealth, the main beneficiaries of which are the employees, the government, lenders and shareholders.

22. Supplemental Information (Continued)

a) Statement of cash flows

	Parent Company		Consolidated

	Period ended

	6.30.2006	6.30.2005	6.30.2006	6.30.2005

Cash flow from operating activities
Net income for the period	101,172	121,900	101,172	121,900
Adjusted net income
Deferred income tax	(9,418)	(9,402)	(36,659)	(30,832)
Net book value of permanent assets disposals	6,972	4,643	25,205	7,603
Net gains from shareholding dilution	(16,218)	-	(16,218)	-
Depreciation and amortization	185,980	187,519	252,333	251,210
Interes and monetary variations, net of
payment	74,107	49,905	93,774	34,722
Equity results	(2,103)	(13,865)	26,932	5,745
Provisions for contingencies	28,658	21,678	23,464	23,444
Minority interest	-	-	(42,509)	(27,941)

	369,150	362,378	427,494	385,851
(Increase) decrease in assets
Trade accounts receivables	314,367	73,899	346,532	154,036
Advance to suppliers and employees	(3,933)	(12,639)	(6,052)	(13,704)
Inventories	(25,537)	97,493	(14,245)	105,788
Taxes recoverable	37,969	39,753	20,794	38,070
Others assets	(25,277)	33,506	(38,708)	10,698
Related parties	70,519	(190,594)	(20,021)	(1,295)
Judicial deposits	(10,332)	(2,662)	(14,582)	(9,737)

	357,776	38,756	273,718	283,856
Increase (decrease in liabilities)
Suppliers	(351,964)	(452,794)	(403,612)	(513,023)
Salaries and payroll charges	5,732	4,939	8,188	9,763
Taxes and social contributions payable	(43,843)	(2,043)	(41,764)	2,454
Other accounts payable	1,759	(2,998)	16,074	17,868

	(388,316)	(452,896)	(421,114)	(482,938)
Net cash flow generated by operating
activities	338,160	(51,762)	280,098	186,769

22. Supplemental Information (Continued)

a) Statement of cash flows (Continued)

	Parent Company		Consolidated

	Period ended

	6.30.2006	6.30.2005	6.30.2006	6.30.2005

Cash flow from investing activities
Net cash in subsidiaries merger	1,090	-	-	-
Receipt of amortization of PAFIDC quotas	28,509		-
Acquisition of companies	(100)	(10)	(8,600)	(2,000)
Acquisiton of property and equipment	(237,003)	(238,162)	(257,980)	(348,897)
Increase in deferred assets	(11,078)	(1,172)	(11,078)	(1,872)
Sale of property and equipment	-	7,500	-	7,500

Net cash flow generated (used) in

investing activities	(218,582)	(231,844)	(277,658)	(345,269)

Cash flow from financing activities
Capital increase	7,212	-	7,212	-
Financings
Funding and refinancing	49,007	166,924	88,819	706,871
Payments	(310,473)	(340,326)	(366,835)	(901,781)
Payment of dividends	(62,053)	(84,154)	(62,053)	(84,154)

Net cash flow generated (used)
in financing activities	(316,307)	(257,556)	(332,857)	(279,064)

Net increase (decrease) in cash and cash equivalents	(196,729)	(541,162)	(330,417)	(437,564)

Cash and cash equivalents at end of the period	533,903	218,416	1,380,420	741,906
Cash and cash equivalents at the beginning of the period	730,632	759,578	1,710,837	1,179,470

Change in cash and cash equivalents	(196,729)	(541,162)	(330,417)	(437,564)

Cash flow supplemental information
Interest paid on loans and financings	60,523	163,356	173,492	292,261

22. Supplemental Information (Continued)

b) Statement of added value

	Parent Company				Consolidated

	Period ended

	6.30.2006%		6.30.2005%		6.30.2006%		6.30.2005%

Revenues
Sales of goods	5,656,470		5,455,386		7,902,029		7,734,912
Credit write-offs	(14,178)		(14,757)		(14,999)		(19,969)
Non-operating	8,110		2,671		(10,138)		(7,544)

	5,650,402		5,443,300		7,876,892		7,707,399

Material acquired from
third parties
Cost of sales	(3,896,503)		(3,775,899)		(5,604,265)		(5,351,917)
Materials, energy, outsourced
services and others	(389,583)		(367,751)		(576,356)		(576,083)

	(4,286,086)		(4,143,650)		(6,180,621)		(5,928,000)

Gross added value	1,364,316		1,299,650		1,696,271		1,779,399

Retentions
Depreciation and amortization	(190,070)		(188,908)		(257,816)		(253,089)

Net added value produced
by the Company	1,174,246		1,110,742		1,438,455		1,526,310

Transfers received
Equity results	2,103		13,865		(26,932)		(5,745)
Minority interest	-		-		42,509		27,941
Financial income	128,038		176,471		195,431		217,709

	130,141		190,336		211,008		239,905
Total added value to be
distributed	1,304,387	100.0	1,301,078	100.0	1,649,463	100.0	1,766,215	100.0

Distribution of added value
Personnel and related charges	486,517	37.3	418,872	32.1	663,664	40.3	589,535	33.4
Taxes rates and contributions	372,829	28.6	436,596	33.6	366,832	22.2	573,046	32.4
Interest and rents	343,869	26.4	323,710	24.9	517,795	31.4	481,734	27.3

Retention of profits	101,172	7.7	121,900	9.4	101,172	6.1	121,900	6.9

05.01 – COMMENTS ON COMPANY PERFORMANCE DURING THE QUARTER

See ITR 08.01 – Comments on Consolidated Performance

06.01 – CONSOLIDATED BALANCE SHEET - ASSETS (Thousands of reais)

1 – CODE	2 – Description	3 – 6/30/2006	4 - 3/31/2006
1	Total assets	10,369,978	10,724,151
1.01	Current assets	4,296,293	4,648,031
1.01.01	Cash and cash equivalent	1,380,420	1,701,607
1.01.01.01	Cash and banks	74,783	73,066
1.01.01.02	Financial investments	1,305,637	1,628,541
1.01.02	Receivables	1,734,354	1,738,186
1.01.02.01	Trade accounts receivable	1,079,283	1,098,728
1.01.02.02	Advances to suppliers and employees	41,864	40,415
1.01.02.03	Taxes recoverable	460,975	472,820
1.01.02.04	Deferred income tax	109,300	89,260
1.01.02.05	Other receivables	42,932	36,963
1.01.03	Inventories	1,129,531	1,133,354
1.01.04	Other	51,988	74,884
1.01.04.01	Prepaid expenses	51,988	74,884
1.02	Noncurrent receivables	1,005,440	990,465
1.02.01	Sundry receivables	980,900	967,973
1.02.01.03	Deferred income tax	395,688	394,822
1.02.01.04	Judicial deposits	248,704	241,874
1.02.01.05	Trade accounts receivable	326,140	323,478
1.02.01.06	Prepaid expenses	1,872	2,145
1.02.01.07	Other receivables	8,496	5,654
1.02.02	Receivables from related companies	24,540	22,492
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiary companies	24,540	22,492
1.02.02.02.01	Related parties checking account	24,540	22,492
1.02.02.03	Other related companies	0	0
1.02.03	Other	0	0
1.03	Permanent assets	5,068,245	5,085,655
1.03.01	Investments	200,603	217,951
1.03.01.01	Associated companies	0	0
1.03.01.02	Subsidiary companies	200,603	217,951
1.03.01.03	Other	0	0
1.03.02	Property and equipment	3,939,456	3,913,026
1.03.03	Deferred charges	928,186	954,678

06.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES (Thousands of reais)

1 - CODE	2 – Description	3 – 6/30/2006	4 – 3/31/2006

2	Total liabilities	10,369,978	10,724,151
2.01	Current liabilities	2,213,103	2,493,435
2.01.01	Loans and financing	433,942	596,666
2.01.02	Debentures	15,066	0
2.01.03	Suppliers	1,250,622	1,327,874
2.01.04	Taxes, charges and contributions	81,351	84,605
2.01.04.01	Taxes on sales	4,790	2,266
2.01.04.02	Tax installments	49,989	49,153
2.01.04.03	Provision for income tax	26,572	33,186
2.01.05	Dividends payable	0	62,053
2.01.06	Provisions	0	0
2.01.07	Payables to related companies	0	0
2.01.08	Other liabilities	432,122	422,237
2.01.08.01	Salaries and related contributions	165,827	141,788
2.01.08.02	Public services	7,139	6,800
2.01.08.03	Rents	34,252	34,608
2.01.08.04	Advertising	6,378	2,945
2.01.08.05	Insurance	2,033	2,496
2.01.08.06	Purchase of assets	60,567	56,762
2.01.08.07	Other accounts payable	155,926	176,838
2.02	Noncurrent liabilities	3,551,241	3,646,772
2.02.01	Loans and financing	1,703,335	1,825,360
2.02.02	Debentures	401,490	401,490
2.02.03	Provisions	0	0
2.02.04	Payables to related companies	0	0
2.02.05	Other liabilities	1,446,416	1,419,922
2.02.05.01	Provision for contingencies	1,146,662	1,112,824
2.02.05.02	Tax installments	299,754	307,098
2.03	Deferred income	0	0
2.04	Minority interest	244,878	271,401
2.05	Shareholders' equity	4,360,756	4,312,543
2.05.01	Paid-up capital	3,954,629	3,680,240
2.05.02	Capital reserves	0	0
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Revenue reserves	406,127	632,303
2.05.04.01	Legal	118,797	118,797
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retention of profits	119,788	273,046
2.05.04.06	Special for undistributed dividends	0	0
2.05.04.07	Other	167,542	240,460
2.05.04.07.01	Reserve for expansion	167,542	240,460
2.05.05	Retained earnings/accumulated deficit	0	0

07.01 - CONSOLIDATED STATEMENT OF INCOME (Thousands of reais)

1 – CODE	2 – DESCRIPTION	3 – 4/01/2006 to 6/30/2006	4 – 1/01/2006 to 6/30/2006	5 – 4/01/2005 to 6/30/2005	6 – 1/01/2005 to 6/30/2005

3.01	Gross sales and/or services	3,977,301	7,902,029	3,791,650	7,734,912
3.02	Deductions	(644,006)	(1,263,767)	(634,503)	(1,311,679)
3.03	Net sales and/or services	3,333,295	6,638,262	3,157,147	6,423,233
3.04	Cost of sales and/or services rendered	(2,362,233)	(4,684,328)	(2,193,127)	(4,515,994)
3.05	Gross profit	971,062	1,953,934	964,020	1,907,239
3.06	Operating (expenses) income	(931,315)	(1,856,854)	(889,086)	(1,767,483)
3.06.01	Selling	(591,646)	(1,179,550)	(557,934)	(1,109,457)
3.06.02	General and administrative	(118,286)	(235,405)	(114,611)	(234,013)
3.06.03	Financial	(57,291)	(124,489)	(63,290)	(131,584)
3.06.03.01	Financial income	94,817	196,790	115,635	217,709
3.06.03.02	Financial expenses	(152,108)	(321,279)	(178,925)	(349,293)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	(151,942)	(290,478)	(147,881)	(286,684)
3.06.05.01	Taxes and charges	(19,758)	(38,145)	(18,409)	(35,474)
3.06.05.02	Depreciation and amortization	(132,184)	(252,333)	(129,472)	(251,210)
3.06.06	Equity in the results of subsidiary and associated companies	(12,150)	(26,932)	(5,370)	(5,745)
3.07	Operating profit	39,747	97,080	74,934	139,756
3.08	Nonoperating results	(17,424)	(10,138)	(718)	(7,544)
3.08.01	Revenue	7,796	21,137	4,829	4,829
3.08.02	Expenses	(25,220)	(31,275)	(5,547)	(12,373)
3.09	Income before taxation and profit sharing	22,323	86,942	74,216	132,212
3.10	Provision for income tax and social contribution	(25,751)	(58,938)	(41,391)	(65,585)
3.11	Deferred income tax	20,906	36,659	19,634	30,832
3.12	Statutory profit sharing and contributions	(3,000)	(6,000)	(3,500)	(3,500)
3.12.01	Profit sharing	(3,000)	(6,000)	(3,500)	(3,500)
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on shareholders' equity	0	0	0	0
3.14	Minority Interests	26,523	42,509	15,203	27,941
3.15	Net income for the period	41,001	101,172	64,162	121,900
	Number of shares, ex-treasury (in thousands)	113,771,379	113,771,379	113,522,239	113,522,239
	Net income per share	0.00036	0.00089	0.00057	0.00107
	Loss per share

8.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE DURING THE QUARTER

The Company’s operating and financial information, unless otherwise indicated, is presented on a consolidated basis and denominated in Reais, in accordance with the Brazilian Corporate Law. Comparisons in this document relate to 2005 and the first quarter of 2006 results.

Highlights

Financial	Operating

Net sales totaled R$ 3,333.3 million in the 2Q06, a 5.6% increase year-over-year;	CBD carried out an ample price revision in all of its Business Units: over 2,500 prices were revised, representing approximately 90% of the Company’s sales;

Gross margin reached 29.1% in the quarter, due to the Easter promotional period and the strategy adopted by the Company of investing in price competitiveness;

The performance of the Extra/Extra-Eletro Business Unit was one of the highlights of the period, due to the higher presence of non-food products in the sales mix;

EBITDA amounted to R$ 261.5 million in the quarter, with a 7.8% margin. In the 1H06, EBITDA amounted to R$ 539.3 million, with an 8.1% margin;

CBD adopted a more aggressive price reduction strategy in Rio de Janeiro so that the Sendas flag could face the stiff competition in this region;

Recorded net income totaled R$41.0 million in the 2Q06 with a net margin of 1.2%. In the 1H06, it amounted to R$ 101.2 million, with a net margin of 1.5%.
FIC (Financeira Itaú CBD) revenues increased 34% in the second quarter as compared to the first quarter as a result of the sales of products offered in 323 stores of CBD.

Companhia Brasileira de Distribuição (CBD) is the largest Brazilian retailer, with 536 stores in 15 Brazilian states. It operates under three formats: supermarkets (Pão de Açúcar, CompreBem and Sendas), hypermarkets (Extra) and consumer electronics/home appliance stores (Extra-Eletro).

Sales PerformanceSame Store Sales grew 2.5% in the period.

CBD’s gross sales totaled R$ 3,977.3 million in the 2Q06, a 4.9% increase year-over-year. Net sales amounted to R$ 3,333.3 million, a 5.6% growth as compared to 2005.

Sales based on the same store concept increased 2.5% in the quarter due to the strong influence of the performance of non-food products, which continue to present fairly high growth rates (18.6%), whereas the performance of food products (-2.4%) was still influenced by price deflation in items such as meat and poultry and fresh products. The Extra/Extra-Eletro Division was one of the highlights of the period, as a result of the increase in the presence of non-food products in its sales mix.

The consumption environment is still highly retracted for the food sector, and the continued price deflation in some product categories affected the Company’s sales performance. However, at the end of the quarter, CBD put into practice its price reduction strategy to increase its competitiveness, pursuing higher assets turnover and market share gains.

Note: ‘Same-store’ sales figures refer to only those stores that have been operational for at least 12 months.

Operating Performance Focus on price competitiveness and expense reductions.

The following comments on operating performance refer to CBD's consolidated numbers, which fully include the operating results of Sendas Distribuidora (a partnership of CBD with the Sendas chain, in the state of Rio de Janeiro).

The focus of CBD’s initiatives in the first half was the reduction of expenses aimed at implementing a sustainable price competitiveness strategy, which will lead to market share gains. Part of the efficiency gains obtained to date was transferred to product prices. Coupled with that, the Company also attempted to enhance the relationship with its suppliers, based on the development of partnerships focused on growth and profitability.

These strategic initiatives are expected to be developed during the second half of 2006 and the first half of 2007, when the same store concept should reach a higher sales level.

CBD is at the beginning of the learning curve of the strategy it adopted, which is aimed at improving price competitiveness. Its consolidation will depend upon the reaction of consumers and the elasticity of sales in relation to prices. The Company believes that one decisive factor for this plan to succeed will be to consistently establish among consumers the perception of competitive prices in all its flags.

Gross margin reached 29.1% in the quarter More competitive prices have an impact on gross margin.

Gross income amounted to R$ 971.1 million in the 2Q06, and gross margin was 29.1%, lower than the 30.5% gross margin recorded in the same period of the previous year. This performance is a result of a period in which more promotions were carried out and of a more competitive pricing policy adopted by the Company.

Introduced in the beginning of the year, the Dinâmica Comercial project changed the Commercial area organizational model (now Purchasing and Category Management are managed by a single executive board) and continues to present substantial advances. Its implementation was fundamental for initiating the strategy of higher competitiveness at the end of the 2Q06. CBD carried out a comprehensive price revision, which involved all Divisions, aimed at reducing discrepancies vis-à-vis the competition. As a result, over 2,500 prices were revised, representing approximately 90% of the Company’s sales.

Operating Expenses Operating Expenses reached lower levels than those of 2005, net of nonrecurring expenses and additional leasing expenses.

Selling expenses as a percentage of net sales expenses was 17.8% in the 2Q06, virtually the same level when compared to the same period in the previous year (17.7%) . Additional leasing expenses related to the leasing of 60 stores from the Diniz family, amounting to R$ 28.2 million, were not reflected in the previous year and contributed to this result. Net of this item, selling expenses would represent 16.9% in the period.

Administrative expenses fell slightly in relation to the previous year, from 3.6% to 3.5% as a percentage of net sales expenses. In absolute terms, this item increased only 3.2%, less than the sales growth in the period (5.6%) and the salary raise (5%) granted by the Company as from September 2005.

Nonrecurring expenses in turn amounted to R$ 5 million in the quarter (R$ 4 million of selling expenses and R$ 1 million of general and administrative expenses), as a result of restructuring expenses. Net of the effect of the above-mentioned leasing and nonrecurring expenses, the item ‘operating expenses as a percentage of net sales expenses’ would have been 20.3% in the 2Q06 (versus 21.3% in the previous year).

Another relevant point was that sales performance was still very unfavorable to expenses dilution in the quarter.

7.8% EBTIDA Margin EBTIDA pressured by more competitive prices, leasing expenses and nonrecurring expenses

In the quarter, EBITDA decreased 10.3% in comparison to the previous year and EBITDA margin was 7.8% . This performance was due to the following reasons: (i) higher amount of promotions in the quarter and the price competitiveness strategy, (ii) weak dilution of expenses due to still retracted sales, (iii) increase of leasing and nonrecurring expenses, and (iv) performance of Sendas Distribuidora.

Net of nonrecurring expenses and the leasing of the 60 stores (which were not reflected in the previous year), EBITDA would have grown 1.1%, with an EBITDA margin of 8.8% (as compared to 9.2% in the 2Q05).

Financial Income Average interest rates and debt with banks were smaller in the period.

Financial expenses in the quarter amounted to R$ 152.1 million, corresponding to a 15.0% drop in relation to the previous year. Two events contributed to this result: the average interest rate was smaller than in the previous year and the smaller debt with banks.

Financial revenues totaled R$ 94.5 million, 18.3% lower than the revenues posted in the 2Q05, as a result of the higher amount of promotions in the quarter, primarily for selling consumer electronics (due to the World Cup), with a higher volume of installment sales by credit card, not bearing interest.

As a result, net financial expenses amounted to R$ 57.7 million, 8.9% lower than the same quarter of the previous year.

Equity Income FIC products amounted to R$762.4 million in receivables. Equity income is still negative, but as within expectations.

FIC (Financeira Itaú CBD), a company that offers financial products and services for CBD customers, with a portfolio of over 4 million clients, substantially contributed to the Company’s sales in the quarter.

During the period, FIC generated a negative result amounting to R$ 12.2 million for CBD, in line with expectations. Second-quarter revenues increased 34% as compared to the first quarter, consistent with the payoff curve of financing products and services. Provisions for losses were adjusted and included the client portfolio increases in the last quarters.

FIC keeps aiming at growth and increase of its active clients base, and reached 13.7% share in the Company’s sales in the quarter.

As a result of the selling of financial products offered in 323 of the Company’s stores, FIC’s receivables amounted to R$ 762.4 million in the end of the period.

It is expected that the negative results will be reduced in the second half and FIC will reach break-even in 2007. FIC’s current shareholders’ equity is an estimated R$ 86.7 million.

Non-Operating Income Closing of stores affects the results.

Non-operating income for the quarter was a negative R$ 17.4 million, influenced by the write-off of assets related to the closing of 18 stores (R$ 25.2 million). However, this was partially offset by revenue of R$ 7.8 million related to the fulfillment of the performance goals set forth in the partnership with Itaú.

As part of the strategy adopted by the Company, which includes the pursuit of higher profitability, 18 stores were closed in the period. In addition to not being very representative in terms of sales, they had operating and financial indicators lower than the Company’s average.

Minority Interest: Sendas Distribuidora More aggressive prices to face competition in Rio de Janeiro.

In the 2Q06, CBD adopted a more aggressive strategy of price reduction in Rio de Janeiro to face the stiff competition in that state. This positioning had an impact on the gross margin of the Sendas flag, which was substantially lower than the Company's consolidated gross margin. In addition, the calendar effect and the lower dilution on expenses resulted in an EBITDA margin of only 2.6% in the period, lower than the 5.8% posted in the 2Q05.

The performance of Sendas Distribuidora was also strongly impacted by the high financial income (a negative R$ 38.2 million) and the non-operating result (a negative R$ 11.9 million), due to the closing of stores. As a result, net income for the quarter was a negative R$ 46.2 million, generating a minority interest income for CBD amounting to R$ 26.5 million (R$ 15.2 million in the 2Q05).

Among the Company’s main efforts for the next quarters are the recovery of profitability, through productivity increase and reduction of expenses, and the consolidation of Sendas’ positioning in the Rio de Janeiro market.

Net Income Income is affected by the closing of stores and restructuring.

CBD posted a R$ 41.0 million net income in the quarter, a 36.1% decrease in relation to the R$ 64.2 million net income obtained in the same period of 2005. This reduction occurred primarily due to non-operating income as a result of the closing of stores and non-recurring expenses related to restructuring expenses.

Investments The amount allocated in the quarter totaled R$ 142.0 million.

In the 2Q06, CBD invested R$ 142.0 million (as compared to R$ 195.2 million in the 2Q05), primarily allocated to the construction of new stores (which will open in the second half), the renovation of stores, and the advanced acquisition of strategic land to ensure future investment plans.

In the first half, investments amounted to R$ 283.0 million as compared to R$ 334.1 million in the same period of the previous year.

Quarterly highlights were:

- Beginning of the construction of two Extra hypermarkets, one CompreBem store and two Pão de Açúcar stores, expected to be opened in the second half of 2006;

- Conversion of two Pão de Açúcar stores to the CompreBem;

- Opening of five gas stations in São Paulo and six drugstores – five in São Paulo and one in Pernambuco;

- Construction of gas stations and drugstores;

- Renovation of stores;

- Acquisition of land that will be used to build new stores;

- Investments in IT and logistics.

The information contained in the tables below has not been reviewed by external auditors.

Gross Sales per Format (R$ thousand)

1st Quarter	2006	%	2005	%	Var.(%)

Pão de Açúcar*	900,529	22.9%	1,012,458	25.7%	-11.1%
Extra	1,956,708	49.9%	1,902,936	48.3%	2.8%
CompreBem	657,501	16.8%	650,157	16.5%	1.1%
Extra Eletro	76,644	1.9%	68,325	1.7%	12.2%
Sendas**	333,346	8.5%	309,386	7.8%	7.7%

CBD	3,924,728	100.0%	3,943,262	100.0%	-0.5%

2th Quarter	2006	%	2005	%	Var.(%)

Pão de Açúcar*	911,005	22.9%	978,611	25.8%	-6.9%
Extra	2,022,318	50.9%	1,822,881	48.1%	10.9%
CompreBem	632,943	15.9%	605,921	16.0%	4.5%
Extra Eletro	87,551	2.2%	67,889	1.8%	29.0%
Sendas**	323,484	8.1%	316,348	8.3%	2.3%

CBD	3,977,301	100.0%	3,791,650	100.0%	4.9%

1st Half	2006	%	2005	%	Var.(%)

Pão de Açúcar*	1,811,534	22.9%	1,991,069	25.7%	-9.0%
Extra	3,979,026	50.4%	3,725,817	48.2%	6.8%
CompreBem	1,290,444	16.3%	1,256,078	16.2%	2.7%
Extra Eletro	164,195	2.1%	136,214	1.8%	20.5%
Sendas**	656,830	8.3%	625,734	8.1%	5.0%

CBD	7,902,029	100.0%	7,734,912	100.0%	2.2%

Net Sales per Format (R$ thousand)

1st Quarter	2006	%	2005	%	Var.(%)

Pão de Açúcar	751,948	22.7%	835,688	25.6%	-10.0%
Extra	1,642,121	49.7%	1,567,277	48.0%	4.8%
CompreBem	558,544	16.9%	543,638	16.6%	2.7%
Extra Eletro	59,626	1.8%	51,314	1.6%	16.2%
Sendas*	292,728	8.9%	268,169	8.2%	9.2%

CBD	3,304,967	100.0%	3,266,086	100.0%	1.2%

2th Quarter	2006	%	2005	%	Var.(%)

Pão de Açúcar	755,975	22.7%	808,033	25.6%	-6.4%
Extra	1,690,149	50.8%	1,512,706	48.0%	11.7%
CompreBem	534,129	16.0%	509,211	16.1%	4.9%
Extra Eletro	68,298	2.0%	51,481	1.6%	32.7%
Sendas*	284,743	8.5%	275,716	8.7%	3.3%

CBD	3,333,295	100.0%	3,157,147	100.0%	5.6%

1st Half	2006	%	2005	%	Var.(%)

Pão de Açúcar	1,507,923	22.7%	1,643,721	25.6%	-8.3%
Extra	3,332,270	50.2%	3,079,983	48.0%	8.2%
CompreBem	1,092,673	16.5%	1,052,849	16.3%	3.8%
Extra Eletro	127,924	1.9%	102,795	1.6%	24.4%
Sendas*	577,471	8.7%	543,885	8.5%	6.2%

CBD	6,638,262	100.0%	6,423,233	100.0%	3.3%

*Sales growth in Pão de Açúcar format were affected by the closing of 21 stores and by the conversion of 14 stores to CompreBem format between 2005 and 2006.
** Sendas banner which is part of Sendas Distribuidora S/A

Sales Breakdown (% of Net Sales)

	2006			2005

	1st Q	2nd Q	1st H	1st Q	2nd Q	1st H

Cash	50.0%	48.8%	49.4%	51.8%	50.5%	51.2%
Credit Card	38.1%	39.2%	38.6%	36.5%	36.7%	36.5%
Food Voucher	7.9%	7.7%	7.8%	7.3%	7.4%	7.4%
Credit	4.0%	4.3%	4.2%	4.4%	5.4%	4.9%
Post-dated Checks	2.2%	2.1%	2.2%	3.0%	3.2%	3.1%
Installment Sales	1.8%	2.2%	2.0%	1.4%	2.2%	1.8%

Stores by Format

	Pão de		Extra-				Sales	Number of
	Açúcar	Extra	Eletro	CompreBem	Sendas	CBD	Area (m2)	Employees

12/31/2005	185	79	50	176	66	556	1,206,254	62,803

Opened		1				1
Closed	(2)			(1)		(3)
Converted						-

03/31/2006	183	80	50	175	66	554	1,206,632	61,344

Opened						-
Closed	(13)			(2)	(3)	(18)
Converted	(2)			2		-

06/30/2006	168	80	50	175	63	536	1,181,516	60,618

09.01 – INVESTMENT IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES

1 – ITEM	2 – NAME OF COMPANY	3 – BRAZILIAN REVENUE SERVICE REGISTRY OF LEGAL ENTITIES - CNPJ	4 – CLASSIFICATION	5 - % PARTICIPATION IN THE CAPITAL OF THE INVESTEE	6 - % OF NET EQUITY OF THE INVESTOR
7 – TYPE OF COMPANY		8 – NUMBER OF SHARES IN THE CURRENT QUARTER (Thousand)		9 – NUMBER OF SHARES IN THE PRIOR QUARTER (Thousand)

01	NOVASOC COMERCIAL LTDA.	03.139.761/0001-17	PRIVATELY-HELD ASSOCIATED	10.00	-1.18
COMMERCIAL, INDUSTRIAL AND OTHER			1	1

02	SÉ SUPERMERCADOS LTDA.	01.545.828/0001-98	PRIVATELY-HELD SUBSIDIARY	91.92	27.42
COMMERCIAL, INDUSTRIAL AND OTHER			1,133,990	1,133,990

03	SENDAS DISTRIBUIDORA S.A.	06.057.223/0001-71	PRIVATELY-HELD SUBSIDIARY	42.47	13.18
	COMMERCIAL, INDUSTRIAL AND OTHER		450,001	450,001

04	VERSALHES COM. PROD. ELETRÔNICOS LTDA.	07.145.984/0001-48	PRIVATELY-HELD SUBSIDIARY	90.00	-0.04
COMMERCIAL, INDUSTRIAL AND OTHER			10	10

10.01 - CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUE

1 – Item	01
2 - Issue order number	5th
3 – Registration number with CVM	SRE/DEB/2002/038
4 – Date of registration with CVM	11/13/2002
5 – Issued series	1
6 – Type	Simple
7 – Nature	Public
8 - Issue date	10/1/2002
9 - Due date	10/1/2007
10 – Type of debenture	Without preference
11 – Remuneration conditions prevailing	DI + 0.95% p.a.
12 – Premium/discount
13 – Nominal value (reais)	10,375.25
14 – Issued amount (Thousands of reais)	416,556
15 – Number of debentures issued (unit)	40,149
16 – Outstanding debentures (unit)	40,149
17 – Treasury debentures (unit)	0
18 – Redeemed debentures (unit)	0
19 – Converted debentures (unit)	0
20 – Debentures to be placed (unit)	0
21 - Date of last renegotiation	9/9/2004
22 - Date of next event	10/1/2006

16.01 - OTHER SIGNIFICANT INFORMATION

SHAREHOLDING STATUS ON JUNE 30, 2006

Companhia Brasileira de Distribuição

SHAREHOLDERS	COMMON	% ON COMMON CAPITAL	PREFERRED	% ON PREFERRED CAPITAL	TOTAL	% TOTAL
VIERI EMPREENDIMENTOS E PARTICIPAÇÕES LTDA.	32,700,000,000	65.610050%	0	0.000000%	32,700,000,000	28.741851%
PENINSULA PARTICIPAÇÕES LTDA.	1,392,087,129	2.793116%	1,298,759,628	2.031488%	2,690,846,757	2.365135%
MASMANIDIS PARTICIPAÇÕES LTDA.	14,309,588,419	28.711095%	0	0.000000%	14,309,588,419	12.577494%
SEGISOR	1,000	0.000002%	2,067,946,860	3.234631%	2,067,947,860	1.817635%
ABILIO DOS SANTOS DINIZ	15	0.000000%	0	0.000000%	15	0.000000%
JOÃO PAULO S. DINIZ	10	0.000000%	8,900,000	0.013921%	8,900,010	0.007823%
ANA MARIA S. DINIZ DÀVILA	10	0.000000%	40,500,000	0.063349%	40,500,010	0.035598%
PEDRO PAULO S. DINIZ	0	0.000000%	360,850	0.000564%	360,850	0.000317%
RIO SOE	1,407,912,871	2.824870%	0	0.000000%	1,407,912,871	1.237493%
APART NEW	0	0.000000%	5,474,058	0.008562%	5,474,058	0.004811%
FLYLIGHT	0	0.000000%	160,314,807	0.250760%	160,314,807	0.140910%
ONYX 2006 PARTICIPAÇÕES LTDA.	0	0.000000%	6,253,190,000	9.781085%	6,253,190,000	5.496277%
RIO PLATE EMPREENDIMENTOS E PARTICIPAÇÕES LTDA.	0	0.000000%	4,263,896,304	6.669481%	4,263,896,304	3.747776%
SPLENDOUR	0	0.000000%	4,000,000,000	6.256701%	4,000,000,000	3.515823%
ADMINIST.	95	0.000000%	60,370,010	0.094429%	60,370,105	0.053063%
OTHER	30,336,139	0.060867%	45,771,740,228	71.595026%	45,802,076,367	40.257995%
TOTAL	49,839,925,688	100.00%	63,931,452,745	100.00%	113,771,378,433	100.00%

SHAREHOLDING STATUS ON JUNE 30,.2006

Parent Companies – Board of Directors - Supervisory Board
(spouses, companions and dependants)

SHAREHOLDERS	COMMON SHARES		PREFERRED SHARES		TOTAL
	AMOUNT	%	AMOUNT	%	AMOUNT	%
PARENT COMPANY	49,809,589,454	99.94%	18,099,342,507	28.31%	67,908,931,961	59.69%
BOARD OF DIRECTORS	95	0.00%	1,690,010	0.00%	1,690,105	0.00%
EXECUTIVE BOARD	0	0.00%	58,680,000	0.09%	58,680,000	0.05%
OTHER	30,336,139	0.06%	45,771,740,228	71.60%	45,802,076,367	40.26%
TOTAL	49,839,925,688	100.00%	63,931,452,745	100.00%	113,771,378,433	100.00%
OUTSTANDING SHARES	30,336,139	0.06%	45,771,740,228	71.60%	45,802,076,367	40.26%

16.01 - OTHER SIGNIFICANT INFORMATION (Continued)

SHAREHOLDING STATUS ON JUNE.30,.2005

Parent Companies – Board of Directors - Supervisory Board
(spouses, companions and dependants)

SHAREHOLDERS	COMMON		PREFERRED		TOTAL
	AMOUNT	%	AMOUNT	%	AMOUNT	%
PARENT COMPANY	49,809,589,449	99.94	13,845,946,203	21.74	63,655,535,652	56.07
BOARD OF DIRECTORS	80	0.00	16,650,850	0.03	16,650,930	0.01
EXECUTIVE BOARD	-	0.00	151,930,000	0.24	151,930,000	0.13
OTHER	30,336,159	0.06	49,667,786,692	77.99	49,698,122,851	43.78
TOTAL	49,839,925,688	100.00	63,682,313,745	100.00	113,522,239,433	100.00
OUTSTANDING SHARES	30,336,239	0.06	49,836,367,542	78.26	49,866,703,781	43.93

VIERI EMPREENDIMENTOS E PARTICIPAÇÕES LTDA.

Members	Common units of interest		Preferred units of interest		Total
	Amount	%	Amount	%	Amount	%
MASMANIDIS PARTICIPAÇÕES LTDA	10,187,500,000	50.00	10,125,000,000	82.15	20,312,500,000	62.12
PENÍNSULA PARTICIPAÇÕES LTDA	10,187,500,000	50.00	0	0	10,187,500,000	31.15
SEGISOR	0	0	2,200,000,000	17.85	2,200,000,000	6.73
Total	20,375,000,000	100.00	12,325,000,000	100.00	32,700,000,000	100.00

MASMANIDIS PARTICIPAÇÕES LTDA.

MEMBERS	Units of Interest	%
SEGISOR	3,302,551,043	100.00
FRANCIS MAUGER	1
TOTAL	3,302,551,044	100.00

16.01 - OTHER SIGNIFICANT INFORMATION (Continued)

AD Península Empreendimentos e ParticipaÇÕes Ltda.

Members	Units of interest	%
ABILIO DOS SANTOS DINIZ	458,496,346	99.98
ANA MARIA F. DOS SANTOS DINIZ D`ÁVILA	1	0.02
TOTAL	458,496,347	100.00

Península ParticipaÇÕes Ltda.

Members	Common units of interest		Preferred units of interest		Total
	Amount	%	Amount	%	Amount	%
ABILIO DOS SAN TOS DINIZ	200,000	0.16	1	20.00	200,001	0.16
JOÃO PAULO F. DOS SANTOS DINIZ	30,171,223	24.96	1	20.00	30,171,224	24.96
ANA MARIA F. DOS SANTOS DINIZ D`ÁVILA	30,171,223	24.96	1	20.00	30,171,224	24.96
PEDRO PAULO F. DOS SANTOS DINIZ	30,171,223	24.96	1	20.00	30,171,224	24.96
ADRIANA F. DOS SANTOS DINIZ	30,171,223	24.96	1	20.00	30,171,224	24.96
TOTAL	120,884,892	100.00	5	100.00	120,884,897	100.00

ONYX 2006 PARTICIPAÇÕES LTDA.

Members	Units of interest	%
RIO PLATE EMPREENDIMENTOS E PARTICIPAÇÕES LTDA	519,760,367	99.98
ABILIO DOS SANTOS DINIZ	10,001	0.02
Total	519,770,368	100.00

RIO PLATE EMPREENDIMENTOS E PARTICIPAÇÕES LTDA.

Members	Units of interest	%
ABILIO DOS SANTOS DINIZ	37,540,774	6.97
AD PENÍNSULA EMPREENDIMENTOS E PARTICIPAÇÕES LTDA	232,825,331	43.19
PENÍNSULA PARTICIPAÇÕES LTDA	268,679,490	49.84
Total	539,045,595	100.00

16.01 - OTHER SIGNIFICANT INFORMATION (Continued)

SEGISOR

Shareholders	%
Casino Guichard Perrachon (*)	99.99
Other	0.01
Total	100.00
(*) Foreign company

17.01 - UNQUALIFIED REPORT ON THE SPECIAL REVIEW

A free translation from Portuguese into English of Special Review Report of Independent Auditors on quarterly financial information prepared in Brazilian currency in accordance with the accounting practices adopted in Brazil and specific norms issued by IBRACON (Institute of Independent Auditors of Brazil), CFC (Federal Board of Accountancy) and CVM (Brazilian Securities Exchange Commission)

SPECIAL REVIEW REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders of
Companhia Brasileira de Distribuição

1.
We have performed a special review of the accompanying Quarterly Financial Information (“ITR”) of Companhia Brasileira de Distribuição (“the Company”) and of Companhia Brasileira de Distribuição and subsidiaries for the quarter and six-month period ended June 30, 2006, including the balance sheets, statements of income, report on the Company’s performance and other significant information prepared by Company management, in accordance with accounting practices adopted in Brazil. The quarterly financial information of investees Pão de Açúcar Fundo de Investimento em Direitos Creditórios and Miravalles Empreendimentos e ParticipaÇÕes S.A. for the quarter ended June 30, 2006 were reviewed by other independent auditors. Our special review report, insofar as it relates to the amounts of assets, liabilities and results of those investees, is based solely on the limited reviews of those independent auditors.

2.
Our review was conducted in accordance with the specific procedures determined by the Institute of Independent Auditors of Brazil (“IBRACON”) and the Federal Board of Accountancy (“CFC”), and included principally: (a) inquiries of and discussions with the management responsible for the Company’s accounting, financial and operating areas regarding the criteria adopted for the preparation of the quarterly information and (b) review of information and subsequent events which have or might have significant effects on the Company’s operations and financial position.

3.
Based on our special review and on the limited review reports issued by other independent auditors, we are not aware of any material modification that should be made to the Quarterly Financial Information referred to above for it to comply with accounting practices adopted in Brazil and with Brazilian Securities and Exchange Commission (“CVM”) regulations specifically applicable to the preparation of Quarterly Financial Information.

4.
Our review was carried out to enable us to issue a report on the special review of the Quarterly Financial Information, referred to in the first paragraph, taken as a whole. The statements of cash flows and of added value of Companhia Brasileira de Distribuição and of Companhia Brasileira de Distribuição and subsidiaries for the six-month periods ended June 30, 2006 and 2005, prepared in accordance with the accounting practices adopted in Brazil, which are presented to provide supplementary information about the Company and its subsidiaries, are not required as an integral part of the Quarterly Financial Information. These statements were submitted to the review procedures described in the second paragraph and, based on our review and on the quarterly information reviewed by other independent auditors, we are not aware of any material modification that should be made to these supplementary statements for them to be fairly disclosed, in all material respects, with regard to the Quarterly Financial Information for the quarter and six-month period ended June 30, 2006, taken as a whole.

São Paulo, August 4, 2006

     ERNST & YOUNG
Auditores Independentes S.S.
CRC 2SP015199/O-6

     Sergio Ricardo Romani
Partner CRC -1RJ072321/S-0

18.02 COMMENTS ON PERFORMANCE OF ASSOCIATED/AFFILIATED COMPANY

Associated/Affiliated Company: NOVASOC COMERCIAL LTDA.

See ITR 08.01 – Comments on Consolidated Performance

18.02 COMMENTS ON PERFORMANCE OF ASSOCIATED/AFFILIATED COMPANY (Continued)

Associated/Affiliated Company: SÉ SUPERMERCADOS LTDA.

See ITR 08.01 – Comments on Consolidated Performance

18.02 COMMENTS ON PERFORMANCE OF ASSOCIATED/AFFILIATED COMPANY (Continued)

Associated/Affiliated Company: SENDAS DISTRIBUIDORA S.A.

See ITR 08.01 – Comments on Consolidated Performance

18.02 COMMENTS ON PERFORMANCE OF ASSOCIATED/AFFILIATED COMPANY (Continued)

Associated/Affiliated Company: VERSALHES COM. PROD. ELETRÔNICOS LTDA.

See ITR 08.01 – Comments on Consolidated Performance

Contents

GROUP	ITR	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	INVESTOR RELATIONS OFFICER (Company Mail Address)	1
01	04	GENERAL INFORMATION/INDEPENDENT ACCOUNTANT	1
01	05	CAPITAL COMPOSITION	2
01	06	CHARACTERISTICS OF THE COMPANY	2
01	07	COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER	2
01	09	SUBSCRIBED CAPITAL AND ALTERATIONS IN CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET –ASSETS	4
02	02	BALANCE SHEET - LIABILITIES	5
03	01	STATEMENT OF INCOME	6
04	01	NOTES TO THE QUARTERLY INFORMATION	7
05	01	COMMENTS ON COMPANY PERFORMANCE DURING THE QUARTER	48
06	01	CONSOLIDATED BALANCE SHEET - ASSETS	49
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES	50
07	01	CONSOLIDATED STATEMENT OF INCOME	51
08	01	COMMENTS ON CONSOLIDATED PERFORMANCE DURING THE QUARTER	52
09	01	INVESTMENTS IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES	63
10	01	CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUE	64
16	01	OTHER SIGNIFICANT INFORMATION	65
17	01	UNQUALIFIED REPORT ON THE SPECIAL REVIEW	69
18	02	COMMENTS ON PERFORMANCE OF ASSOCIATED/AFFILIATED COMPANY	71
18	02	NOVASOC COMERCIAL LTDA.	71
18	02	COMMENTS ON PERFORMANCE OF ASSOCIATED/AFFILIATED COMPANY	72
18	02	SÉ SUPERMERCADOS LTDA.	72
18	02	COMMENTS ON PERFORMANCE OF ASSOCIATED/AFFILIATED COMPANY	73
18	02	SENDAS DISTRIBUIDORA S.A.	73
18	02	COMMENTS ON PERFORMANCE OF ASSOCIATED/AFFILIATED COMPANY	74
18	02	VERSALHES COM. PROD. ELETRÔNICOS LTDA:	74

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: August 9, 2006	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.